UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              Xpedior Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   98413B 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         Kathleen B. Horne, Esq.                        With a copy to:
Senior Vice President and General Counsel        Richard F. Langan, Jr., Esq.
               PSINet Inc.                             Nixon Peabody LLP
           44983 Knoll Square                         437 Madison Avenue
         Ashburn, Virginia 20147                   New York, New York 10022
             (703) 726-4100                             (212) 940-3140
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 15, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------------                        --------------------
CUSIP No. 98413B 10 0                                       Page 2 of 9
------------------------------------                        --------------------


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    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          PSINet Inc.
          16-1353600

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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  |_|
                                                                  (b)  |_|

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    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          WC with respect to 1,333,333 shares (See Item 3)

          OO with respect to 40,005,048 shares (See Item 3)

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    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)
                                                                       |_|

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    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          State of New York


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                                 7     SOLE VOTING POWER
          NUMBER OF                    1,333,333 (See Item 6)
           SHARES                -----------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER
          OWNED BY                     40,005,048 (See Item 6)
            EACH                 -----------------------------------------------
          REPORTING              9     SOLE DISPOSITIVE POWER
           PERSON                      1,333,333 (See Item 6)
            WITH                 -----------------------------------------------
                                 10    SHARED DISPOSITIVE POWER
                                       40,005,048 (See Item 6)
--------------------------------------------------------------------------------

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,338,381 (See Item 6)
--------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          80.5%

--------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON*
          CO

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


------------------------------------                        --------------------
CUSIP No. 98413B 10 0                                       Page 3 of 9
------------------------------------                        --------------------


--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          PSINet Consulting Solutions, Inc.
          76-0556713

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  |_|
                                                                  (b)  |_|

--------------------------------------------------------------------------------
    3     SEC USE ONLY



--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)

          OO


--------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)
                                                                       |_|

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware


--------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER
          NUMBER O                     0
           SHARES                -----------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER
          OWNED BY                     40,005,048 (See Item 6)
            EACH                 -----------------------------------------------
          REPORTING              9     SOLE DISPOSITIVE POWER
           PERSON                      0
            WITH                 -----------------------------------------------
                                 10    SHARED DISPOSITIVE POWER
                                       40,005,048 (See Item 6)
--------------------------------------------------------------------------------

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,005,048 (See Item 6)

--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       |_|

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          80.0%

--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          CO

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to shares of the common stock, par value $0.01 per share (the "Common Stock"), of Xpedior Incorporated, a Delaware corporation (the "Issuer"). This Schedule 13D is being filed due to the recent acquisition (as described in Item 3) of shares of Common Stock and of a Convertible Note (the "Convertible Note") which will automatically convert into shares of the Issuer's Series A 8 1/2% Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Preferred Stock"), which Preferred Stock is convertible into shares of Common Stock at any time at the option of the holder thereof.

         The Issuer's principal executive offices are located at One North Franklin, Suite 1500, Chicago, Illinois 60606.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed by PSINet Inc. ("PSINet") and PSINet Consulting Solutions, Inc., a wholly owned subsidiary of PSINet ("PCS").

         PSINet is organized as a corporation under the laws of the State of New York, and its principal business address is 44983 Knoll Square, Ashburn, Virginia 20147. PSINet is a leading global provider of Internet and eCommerce solutions to businesses. The names, business addresses, principal occupations and citizenship of the directors and executive officers of PSINet are set forth in Schedule A hereto and are incorporated herein by reference.

         PCS, formerly known as Metamor Worldwide, Inc., is organized as a corporation under the laws of the State of Delaware, and its principal business address is 4400 Post Oak Parkway, Suite 1100, Houston, Texas 77027. PCS is a leading provider of information technology solutions with broad and diverse service offerings. The names, business addresses, principal occupations and citizenship of the directors and executive officers of PCS are set forth in Schedule B hereto and are incorporated herein by reference.

         None of PSINet, PCS and their respective directors and executive officers has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Prior to December 1999, the Issuer was a wholly owned subsidiary of PCS. In December 1999, the Issuer filed a Registration Statement on Form S-1 with respect to 9,815,250 shares of its Common Stock and became subject to the reporting requirements of the Act. At the time of such registration, PCS owned 40,005,048 shares of the Issuer's Common Stock. PCS continues to hold such shares today, which shares represent 80.0% of the total number of shares of Common Stock outstanding as of June 1, 2000.

         On March 21, 2000, PSINet, PCS and PSINet Shelf IV, Inc., a Delaware corporation that was then a wholly owned subsidiary of PSINet ("PSINet Shelf"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). On June 15, 2000, pursuant to the Merger Agreement, PSINet Shelf was merged with and into PCS (the "Merger") and the former shareholders of PCS received 0.9 shares of common stock, par value $0.01 per share, of PSINet, in exchange for each share of common stock, par value $0.01 per share, of PCS held by them on the applicable record date. As a result of the Merger, PCS became a wholly owned subsidiary of PSINet and PSINet became an indirect holder of the shares of the Issuer's Common Stock held by PCS. A copy of the Merger Agreement is filed herewith as Exhibit 1.

         On June 15, 2000, PSINet and the Issuer entered into a Purchase Agreement (the "Purchase Agreement") pursuant to which the Issuer sold to PSINet, in consideration for $50,000,000, the Convertible Note. The Convertible Note will automatically convert into an aggregate of 1,000,000 shares of the Issuer's Preferred Stock on the twentieth day following the delivery by the Issuer of an Information Statement to the Issuer's stockholders (provided such day is not later than August 15, 2000, in which case the Convertible Note will become immediately due and payable in full for cash). Such Preferred Stock is convertible at any time, at the option of the holder thereof, into an aggregate of 1,333,333 shares of the Issuer's Common Stock (subject to anti-dilution protection in the event of stock splits, stock dividends, recapitalizations, below-market share issuances and similar events). PSINet is therefore deemed to be the sole beneficial owner of 1,333,333 shares of the Issuer's Common Stock which it has the right to acquire within 60 days of the date hereof. Pursuant to the form of the Certificate of Designations that will govern the terms of the Preferred Stock (the "Certificate of Designations"), PSINet has the right to elect two new members of the Issuer's Board of Directors if at any time the Issuer is in default on six quarterly dividend payments. The Issuer also granted PSINet certain registration rights pursuant to a Registration Rights Agreement, dated as of June 15, 2000, between the Issuer and PSINet (the "Registration Rights Agreement"). A copy of the Purchase Agreement is filed herewith as
Exhibit 2, a copy of the Convertible Note is filed herewith as Exhibit 3, a copy of the Certificate of Designations is filed herewith as Exhibit 4, and a copy of the Registration Rights Agreement is filed herewith as Exhibit 5.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         PCS retained the 40,005,048 shares of the Issuer's Common Stock not offered to the public in December 1999. At the time of the Issuer's public offering, PCS was considering a subsequent distribution of such shares to its stockholders. As a result of the Merger, PCS withdrew its request for a private letter ruling from the Internal Revenue Service relating to the proposed distribution.

         PSINet acquired the Convertible Note (and therefore the 1,333,333 shares of the Issuer's Common Stock into which it is ultimately convertible) in order to assist the Issuer with its working capital requirements.

         Other than as described in this Schedule 13D, neither PSINet nor PCS has any present plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries (such as a merger, reorganization or liquidation), (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or the management of the Issuer, (e) any material change in the Issuer's present capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person, or (h) a class of equity securities of the Issuer being eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. PSINet and PCS intend to evaluate the business and operations of the Issuer on an ongoing basis and maintain a close working relationship with the Issuer, which may include making such changes to the Board of Directors of the Issuer as they may deem appropriate.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         PCS is the sole direct beneficial owner of 40,005,048 shares of the Issuer's Common Stock, or 80.0% of the Issuer's outstanding Common Stock. However, because PCS is a wholly owned subsidiary of PSINet, PCS and PSINet may be deemed to share voting and dispositive power with respect to such shares.

         PSINet is the indirect beneficial owner of the 40,005,048 shares of the Issuer's Common Stock held by PCS. PSINet is also deemed to be the sole beneficial owner of, and to have sole voting and dispositive power with respect to, the 1,333,333 shares of the Issuer's Common Stock issuable upon conversion of the Convertible Note and Preferred Stock. Such 41,338,381 shares represent 80.5% of the Issuer's outstanding Common Sock.

         The percentage of the Issuer's Common Stock reported to be beneficially owned by PCS is based on 50,000,000 shares of the Issuer's Common Stock outstanding as of June 1, 2000, as represented by the Issuer in documentation delivered to PSINet in connection with the Purchase Agreement. The percentage of the Issuer's Common Stock reported to be beneficially owned by PSINet is based on 50,000,000 shares of the Issuer's Common Stock outstanding as of June 1, 2000, as above, plus, in accordance with Rule 13d-3(d)(1)(i)(D) under the Act, 1,333,333 shares of Common Stock issuable upon conversion of the Convertible Note and Preferred Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 3.

         PCS is a wholly owned subsidiary of PSINet, and is therefore subject to its control.

         Two representatives of PCS are members of the Issuer's Board of Directors. The representation by PCS and/or PSINet on the Issuer's Board of Directors may change from time to time.

         Other than as described in this Schedule 13D, to the best knowledge of PSINet and PCS, there are no contracts, arrangements, understandings or relationships between PSINet, PCS and any other person, among any of PSINet's or PCS's executive officers and directors or between any of PSINet's or PCS's executive officers and directors and any other person, with respect to shares of the Issuer's Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Agreement and Plan of Merger, dated as of March 21, 2000, among PSINet, PCS and PSINet Shelf, as previously filed with the Securities Exchange Commission as an exhibit to PCS's Current Report on Form 8-K dated March 28, 2000, is hereby incorporated in this Schedule 13D by reference.

         2. Purchase Agreement, dated as of June 15, 2000, between PSINet and the Issuer.

         3. Convertible Note, dated as of June 15, 2000, from the Issuer to PSINet.

         4.       Form of Certificate of Designations.

         5. Registration Rights Agreement, dated as of June 15, 2000, between PSINet and the Issuer.

         6. Joint Filing Agreement, dated as of June 23, 2000, between PSINet and PCS.

SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned each certify that the information set forth in this statement is true, complete and correct.

Dated:  as of June 23, 2000            PSINet INC.

                                       By:/s/Kathleen B. Horne
                                          --------------------------------------
                                          Kathleen B. Horne
                                          Senior Vice President, General Counsel
                                          and Corporate Secretary



Dated:  as of June 23, 2000            PSINet CONSULTING SOLUTIONS, INC.

                                       By:/s/Margaret G. Reed
                                          --------------------------------------
                                          Margaret G. Reed
                                          Senior Vice President, General Counsel
                                          and Corporate Secretary



                                   Schedule A

EXECUTIVE OFFICERS OF PSINET INC. (all with business addresses at 44983 Knoll Square, Ashburn, Virginia 20147):

Name                             Citizen                Title
----                             -------                -----

William L. Schrader              United States          Chairman of the Board of Directors and Chief Executive
                                                          Officer (Founder)
Harold S. Wills                  United States          President, Chief Operating Officer and Director
David N. Kunkel                  United States          Vice Chairman, Executive Vice President and Director
Geoffrey E. Axton                United Kingdom         Senior Vice President
James F. Cragg                   United States          Senior Vice President and President, U.S. Operations
Edward A. Davis                  United States          Senior Vice President and President, PSINetworks Company
Jorge R. Forgues                 United States          Vice President and Acting Chief Financial Officer
Harry G. Hobbs                   United States          Senior Vice President and President, PSINet Europe
Kathleen B. Horne                United States          Senior Vice President, General Counsel and Corporate Secretary
Philippe J. Kuperman             United States          Senior Vice President and President, PSINet Latin America
Chi H. Kwan                      United States          Senior Vice President and President, PSINet Asia/Pacific
John B. Muleta                   United States          Senior Vice President and President, Global Facilities
                                                          Development and IMEA (India, Middle East and Africa)
William A. Opet                  United States          Senior Vice President, President, PSINet Transaction
                                                          Solutions and President, Canadian Operations

NON-EXECUTIVE DIRECTORS OF PSINET INC.(all with business addresses at 44983 Knoll Square, Ashburn, Virginia 20147):

Name                             Citizen                Title
----                             -------                -----

William H. Baumer                United States          Director of PSINet, Professor of Philosophy, University at
                                                          Buffalo
Ian P. Sharp                     Canada                 Director of PSINet, Retired, former President of I.P Sharp
                                                          Associates
Ralph J. Swett                   United States          Director of PSINet, Retired, former Chairman, Chief Executive
                                                          Officer and President of IXC Communications, Inc.


                                   Schedule B

EXECUTIVE OFFICERS OF PSINET CONSULTING SOLUTIONS, INC. (all with business addresses at 4400 Post Oak Parkway, Suite 1100, Houston,
      Texas 77027):

Name                             Citizen                Title
----                             -------                -----
Peter T. Dameris                 United States          President and Director
Jacques F. Mottard               France                 President - European Operations
Edward L. Pierce                 United States          Executive Vice President, Chief Financial Officer and
                                                          Assistant Secretary

Art Slotkin                      United States          Executive Vice President and Chief Operating Officer
Margaret G. Reed                 United States          Senior Vice President, General Counsel and Corporate Secretary
Kevin P. Cohn                    United States          Vice President and Corporate Controller

NON-EXECUTIVE DIRECTORS OF PSINET CONSULTING SOLUTIONS, INC. (all with business addresses at 4400 Post Oak Parkway,
      Suite 1100, Houston, Texas 77027):

Name                             Citizen                Title
----                             -------                -----
William L. Schrader              United States          Director of PCS, Chairman of the Board of Directors and Chief
                                                          Executive Officer (Founder) of PSINet
Harold S. Wills                  United States          Director of PCS, President, Chief Operating Officer and
                                                          Director of PSINet
David N. Kunkel                  United States          Director of PCS, Vice Chairman, Executive Vice President and
                                                          Director of PSINet

                                                                       Exhibit 2

                               PURCHASE AGREEMENT

                            DATED AS OF JUNE 15, 2000

                                     BETWEEN

                                   PSINET INC.

                                       AND

                              XPEDIOR INCORPORATED

                               TABLE OF CONTENTS

                                                                            Page

ARTICLE I Purchase and Sale....................................................1

Section 1.1   Purchase and Sale................................................1
Section 1.2   Preferred Stock..................................................1
Section 1.3   Closing..........................................................1
Section 1.4   Deliveries at Closing............................................1

ARTICLE II Representations and Warranties of Xpedior...........................2

Section 2.1   Organization and Qualification...................................2
Section 2.2   Capitalization...................................................2
Section 2.3   Authority Relative to this Agreement and the Transactions........4
Section 2.4   No Conflicts; Required Filings and Consents......................4
Section 2.5   Reports and Financial Statements.................................5
Section 2.6   Litigation.......................................................6
Section 2.7   Absence of Certain Changes or Events.............................6
Section 2.8   Employee Benefit Plans...........................................7
Section 2.9   Labor Relations..................................................9
Section 2.10  Taxes...........................................................10
Section 2.11  Compliance with Applicable Laws.................................10
Section 2.12  Assets of Xpedior and Its Subsidiaries..........................11
Section 2.13  Material Contracts..............................................11
Section 2.14  Intellectual Property...........................................12
Section 2.15  Interested Party Transactions...................................13
Section 2.16  Environmental Matters...........................................13
Section 2.17  Restrictions on Business Activities.............................14
Section 2.18  Certain Business Practices......................................14
Section 2.19  Insurance.......................................................15
Section 2.20  Brokers; Expenses...............................................15
Section 2.21  Private Offering................................................15
Section 2.22  Investment Company..............................................15

ARTICLE III Representations and Warranties of PSINet..........................15

Section 3.1   Organization and Qualification..................................15
Section 3.2   Authority Relative to this Agreement............................16
Section 3.3   No Conflicts, Required Filings and Consents.....................16
Section 3.4   Brokers.........................................................16
Section 3.5   Investment Intent...............................................16
Section 3.6   Status..........................................................17

ARTICLE IV Covenants..........................................................17

Section 4.1   Access to Information...........................................17
Section 4.2   Furnishing of Information.......................................17
Section 4.3   Integration.....................................................17
Section 4.4   Adoption of Shareholder Rights Plan.............................18
Section 4.5   Information Statement...........................................18

Section 4.6   Repayment of Metamor Note.......................................18
Section 4.7   Transfer Restrictions...........................................18
Section 4.8   Acknowledgment of Dilution......................................19
Section 4.9   Copies and Use of Disclosure Materials..........................19
Section 4.10  Increase in Authorized Shares...................................20
Section 4.11  Listing of Underlying Shares....................................20
Section 4.12  Conversion Obligations of Xpedior...............................20
Section 4.13  Rights and Warrants.............................................20

ARTICLE V General Provisions..................................................21

Section 5.1   Survival of Representations, Warranties and Agreements..........21
Section 5.2   Notices.........................................................21
Section 5.3   Specific Performance............................................22
Section 5.4   Entire Agreement................................................22
Section 5.5   Assignments; Parties in Interest................................22
Section 5.6   Governing Law...................................................22
Section 5.7   Headings; Disclosure............................................23
Section 5.8   Certain Definitions and Rules of Construction...................23
Section 5.9   Counterparts....................................................26
Section 5.10  Severability....................................................27
Section 5.11  Fees and Expenses...............................................27
Section 5.12  Amendment.......................................................27
Section 5.13  Waiver..........................................................27


Exhibit A     Convertible Note
Exhibit B     Certificate of Designations
Exhibit C     Registration Rights Agreement
Exhibit D     Legal Opinion of Ropes & Gray

                               PURCHASE AGREEMENT

         This PURCHASE AGREEMENT (this "Agreement"), dated as of June 15, 2000, is entered into by and between PSINet INC., a New York corporation ("PSINet"), and XPEDIOR INCORPORATED, a Delaware corporation ("Xpedior"). Capitalized terms used in this Agreement and not defined in context shall have the meanings ascribed to them in Section 5.8(a).

         WHEREAS, the respective Boards of Directors of PSINet and Xpedior have approved the issuance and sale by Xpedior to PSINet of a Convertible Note, dated as of the date hereof, in substantially the form attached hereto as Exhibit A (the "Convertible Note"), which is convertible into an aggregate of 1,000,000 shares of Xpedior's Series A 8 1/2% Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), all upon the terms and subject to the conditions set forth herein;

         NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

                                   ARTICLE I

                                Purchase and Sale

         Section 1.1 Purchase and Sale. Upon and subject to the conditions of this Agreement, Xpedior shall issue and sell to PSINet, and PSINet shall purchase from Xpedior, the Convertible Note for a purchase price of $50,000,000 (the "Purchase Price").

         Section 1.2 Preferred Stock. The Series A Preferred Stock into which the Convertible Note is convertible shall have the powers, designations, preferences and relative, participating, optional and other rights and qualifications, limitations and restrictions as set forth in the Certificate of Designations in substantially the form attached hereto as Exhibit B (the "Certificate of Designations").

         Section 1.3 Closing. The closing of the Transactions (the "Closing") shall take place on June 15, 2000. The Closing shall be held at the offices of Nixon Peabody LLP, 401 9th Street, N.W., Washington D.C., unless another place is agreed to in writing by the parties hereto. The date on which the Closing occurs is referred to herein as the "Closing Date".

         Section 1.4 Deliveries at Closing. At the Closing, (a) Xpedior shall deliver to PSINet (i) an executed copy of the Convertible Note, (ii) an executed copy of the Registration Rights Agreement, dated as of the date hereof, by and between Xpedior and PSINet, in substantially the form attached hereto as Exhibit C (the "Registration Rights Agreement"), (iii) an executed copy of the legal opinion, dated as of the date hereof, of Ropes & Gray, counsel to Xpedior, in substantially the form attached hereto as Exhibit D, (iv) evidence, in a form satisfactory to PSINet, that Xpedior has paid to Metamor Worldwide, Inc., a Delaware corporation which owns a majority in interest of the outstanding capital stock of Xpedior ("Metamor"), prior to the Closing (except as otherwise provided in Section 1.4(b)(i)), all accounts payable from Xpedior to Metamor (the "Metamor Payable"), and (v) all other documents, instruments and writings required to have been delivered at or prior to the Closing by Xpedior pursuant to this Agreement or that PSINet may reasonably request; and (b) PSINet shall deliver to Xpedior (i) the Purchase Price, in immediately available funds, by wire transfer to the account or accounts designated in writing by Xpedior for such purpose at least three business days prior to the Closing Date (which account or accounts shall, to the extent the Metamor Payable remains outstanding as of the Closing, include an account designated by Metamor such that all or a portion of the Purchase Price to be paid by PSINet shall be delivered to Metamor, on Xpedior's behalf, in full satisfaction of the Metamor Payable), (ii) an executed copy of the Registration Rights Agreement, and (iii) all other documents, instruments and writings required to have been delivered at or prior to the date hereof by PSINet pursuant to this Agreement or that Xpedior may reasonably request.

                                   ARTICLE II

                    Representations and Warranties of Xpedior

         Xpedior represents and warrants to PSINet that, except as disclosed on the Xpedior Disclosure Schedule which has been delivered to PSINet prior to the execution of this Agreement (the "Xpedior Disclosure Schedule"):

         Section 2.1 Organization and Qualification. Xpedior is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each of Xpedior's Subsidiaries is a corporation or limited liability company duly organized, validly existing and, if applicable, in good standing under the laws of the jurisdiction in which it was formed. Each of Xpedior and its Subsidiaries has the requisite corporate power and authority to carry on its business as it is now being conducted and is duly qualified or licensed to do business, and, if applicable, is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so organized, qualified, licensed or in good standing, or to have such power and authority, when taken together with all other such failures would not have an Xpedior Material Adverse Effect. Xpedior has heretofore made available to PSINet a complete and correct copy of the certificate of incorporation, by-laws and other governing documents, each as amended to the date hereof, of Xpedior and each of its Subsidiaries.

         Section 2.2 Capitalization.

                  (a) The authorized capital stock of Xpedior consists of 100,000,000 shares of common stock, par value $.01 per share (the "Common Stock"), and 5,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"), of which 1,000,000 shares shall be designated as Series A 8 1/2% Cumulative Convertible Preferred Stock, par value $0.01 per share, pursuant to Section 1.2. As of June 1, 2000, (i) 50,000,000 shares of Common Stock were issued and outstanding, all of which were duly authorized, validly issued, fully paid and non-assessable, and 40,005,048 of which were owned beneficially and of record by Metamor, (ii) an aggregate of 15,000,000 shares of Common Stock were reserved for issuance under stock options issuable pursuant to Xpedior's Stock Incentive Plan (the "Stock Options"), and (iii) no shares of Preferred Stock were issued or outstanding. As of May 31, 2000, there were outstanding Stock Options to purchase 11,164,385 shares of Common Stock, none of which will be subject to accelerated vesting or exercisability in connection with the execution and delivery of this Agreement or the consummation of the Transactions. No shares of capital stock of Xpedior or any of its Subsidiaries have been issued between March 20, 2000 and the date hereof.

                  (b) The Convertible Note has been duly authorized and, when issued in accordance with this Agreement will be free and clear of any and all liens, charges, claims, encumbrances, restrictions and rights of first refusal or preemptive rights of any kind granted by or binding upon Xpedior (collectively, "Liens") other than restrictions imposed by federal and applicable state securities laws. The Series A Preferred Stock into which the Convertible Note is convertible, and the Common Stock issuable in payment of dividends upon, and upon conversion of, the Series A Preferred Stock, has been duly authorized and, when issued in accordance with the Convertible Note and the Certificate of Designations, will be validly issued, fully paid and non-assessable, free and clear of any and all Liens other than restrictions imposed by federal and applicable state securities laws. Xpedior has an adequate reserve of Preferred Stock and Common Stock to enable it to perform its conversion and other obligations under this Agreement, the Convertible Note and the Certificate of Designations, which number of reserved and available shares of Preferred Stock and Common Stock is equal to, respectively, at least the number of shares of Preferred Stock as is issuable upon conversion of the Convertible Note and the number of shares of Common Stock as is issuable in payment of dividends upon, and upon conversion in full of, the Series A Preferred Stock, assuming the payment of all dividends in shares of Common Stock in accordance with the terms of the Certificate of Designations.

                  (c) Except for the Convertible Note to be issued in connection with this Agreement, and except as set forth on the Xpedior Disclosure Schedule, there are no preemptive or other outstanding rights, options, warrants, conversion rights (including pursuant to convertible securities), stock appreciation rights, redemption rights, repurchase rights, voting, buy-sell or other agreements, arrangements, calls, commitments or rights of any kind relating to the issued or unissued capital stock of Xpedior or any of its Subsidiaries or obligating Xpedior or any of its Subsidiaries to issue or sell any shares of capital stock of, or other equity interests in, Xpedior or any of its Subsidiaries. All shares of capital stock of Xpedior and its Subsidiaries subject to issuance pursuant to the Stock Options, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. Without limiting the generality of the foregoing, neither Xpedior nor any of its Subsidiaries has adopted a shareholder rights plan or similar plan or arrangement. As of the date of this Agreement, there are no outstanding contractual obligations of Xpedior or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Xpedior or any of its Subsidiaries or to provide material funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Person except as set forth on the Xpedior Disclosure Schedule. Except for the Registration Rights Agreement or as set forth on the Xpedior Disclosure Schedule, neither Xpedior nor any Person acting on its behalf has granted to any Person other than PSINet the right to (i) require Xpedior to file a registration statement under the Securities Act with respect to Common Stock or other securities of Xpedior held by them, or which they have a right to acquire, other than such rights as have heretofore been exercised and satisfied, or (ii) include any shares of Common Stock or other securities of Xpedior held by them, or which they have a right to acquire, in any registration statement filed by Xpedior.

                  (d) Xpedior has taken action to cause Section 203 of the Delaware General Corporation Law to be inapplicable to Xpedior. The consummation of the Transactions will not cause PSINet to become an interested stockholder of Xpedior for the purposes of Section 203 of the Delaware General Corporation Law.

         Section 2.3 Authority Relative to this Agreement and the Transactions. Xpedior has all necessary power and authority to execute and deliver this Agreement, the Convertible Note and the Registration Rights Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement, the Convertible Note and the Registration Rights Agreement, by Xpedior, and the consummation by Xpedior of the Transactions, have been duly and validly authorized by all necessary corporate action of the stockholders (subject to, with respect to the issuance of the Series A Preferred Stock and the Common Stock issuable in payment of dividends upon, and upon conversion of, the Series A Preferred Stock, compliance with Section 4.5) and of the board of directors of Xpedior and no other corporate or stockholder proceedings on the part of Xpedior are necessary to authorize the execution and delivery of this Agreement, the Convertible Note and the Registration Rights Agreement, or to consummate the Transactions. This Agreement, the Convertible Note and the Registration Rights Agreement, have each been duly and validly executed and delivered by Xpedior and, assuming the due authorization, execution and delivery hereof by PSINet, if applicable, constitutes a legal, valid and binding obligation of Xpedior, enforceable against Xpedior in accordance with its terms.

         Section 2.4 No Conflicts; Required Filings and Consents.

                  (a) Subject to, with respect to the issuance of the Series A Preferred Stock and the Common Stock issuable in payment of dividends upon, and upon conversion of, the Series A Preferred Stock, compliance with Section 4.5, the execution and delivery of this Agreement, the Convertible Note and the Registration Rights Agreement, by Xpedior do not, and the performance of this Agreement and consummation of the Transactions by Xpedior will not, (i) conflict with or violate the certificate of incorporation, by-laws or other governing documents of Xpedior or any of its Subsidiaries, (ii) assuming the consents, approvals, authorizations and waivers specified in Section 2.4(b) have been received and any condition precedent to such consent, approval, authorization or waiver has been satisfied, conflict with or violate any Law applicable to Xpedior or any of its Subsidiaries or by which any property or asset of Xpedior or any of its Subsidiaries is bound or affected, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Xpedior or any of its Subsidiaries pursuant to, any contract, agreement, note, bond, mortgage, indenture, credit agreement, lease, license, permit, franchise or other instrument or obligation to which Xpedior or any of its Subsidiaries is a party or by which Xpedior or any of its Subsidiaries or any property or asset of Xpedior or any of its Subsidiaries is bound or affected, except in the case of clauses (ii) and (iii) for any such conflicts, violations, breaches, defaults or other occurrences of the type referred to above that would not have an Xpedior Material Adverse Effect or would not prevent or materially delay the consummation of the Transactions.

                  (b) Subject to, with respect to the issuance of the Series A Preferred Stock and the Common Stock issuable in payment of dividends upon, and upon conversion of, the Series A Preferred Stock, compliance with Section 4.5, the execution and delivery of this Agreement, the Convertible Note and the Registration Rights Agreement, by Xpedior do not, and the performance of this Agreement, the Convertible Note and the Registration Rights Agreement, and consummation of the Transactions by Xpedior will not, require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any governmental or regulatory authority, domestic, foreign or supranational (a "Governmental Entity"), except for (i) filings pursuant to exemptions from the Securities Act of 1933, as amended (the "Securities Act"), and applicable state securities or "blue sky" laws ("Blue Sky Laws") in connection with the sale and issuance of the Series A Preferred Stock, and (ii) filing and recordation of the Certificate of Designations as required by the Delaware General Corporation Law, except where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have an Xpedior Material Adverse Effect or would not prevent or materially delay the consummation of the Transactions.

         Section 2.5 Reports and Financial Statements.

                  (a) Xpedior has filed with the U.S. Securities and Exchange Commission (the "SEC") all forms, reports, schedules, registration statements, definitive proxy statements, information statements and other filings ("SEC Reports") required to be filed by it with the SEC since December 1, 1999. As of their respective dates, the SEC Reports complied as to form in all material respects with the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Securities Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such SEC Reports. As of their respective dates and as of the date any information from such SEC Reports has been incorporated by reference, the SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Xpedior has filed all material contracts and agreements and other documents or instruments required to be filed as exhibits to the SEC Reports.

                  (b) The consolidated balance sheets of Xpedior as of December 31, 1999, 1998 and 1997 and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 1999 and 1998 and the period from March 27, 1997 through December 31, 1997 (including the related notes and schedules thereto) contained in Xpedior's Form 10-K for the year ended December 31, 1999 (the "Annual Financial Statements") present fairly, in all material respects, the consolidated financial position and the consolidated results of operations, retained earnings and cash flows of Xpedior and its consolidated Subsidiaries as of the dates or for the periods presented therein in conformity with United States generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved, except as otherwise noted therein, including in the related notes.

                  (c) The consolidated balance sheets and the related statements of operations and cash flows (including, in each case, the related notes thereto) contained in Xpedior's Form 10-Q for the quarterly period ended March 31, 2000 (the "Quarterly Financial Statements" and, together with the Annual Financial Statements, the "Financial Statements") have been prepared in accordance with the requirements for interim financial statements contained in Regulation S-X, which do not require all the information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with GAAP. The Quarterly Financial Statements reflect all adjustments necessary to present fairly in accordance with GAAP (except as indicated), in all material respects, the consolidated financial position, results of operations and cash flows of Xpedior and its consolidated Subsidiaries for all periods presented therein.

                  (d) Except as described in the SEC Reports or as set forth on the Xpedior Disclosure Schedule, the adoption of SEC Staff Accounting Bulletin No. 101 (Revenue Recognition in Financial Statements) effective January 1, 2000 has not adversely impacted, and will not adversely impact, in any material respect, the amount or timing of revenue recognition by Xpedior or any of its Subsidiaries as compared to their prior revenue recognition practices.

                  (e) Except for those liabilities that are fully reflected or reserved against on the Financial Statements or as set forth on the Xpedior Disclosure Schedule, neither Xpedior nor any of its Subsidiaries has outstanding any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) which would be required to be reflected on a balance sheet or in the notes thereto prepared in accordance with GAAP, except for liabilities and obligations which have been incurred since March 31, 2000 in the ordinary course of business which are not material in nature or amount.

         Section 2.6 Litigation. Except as disclosed in the SEC Reports or on the Xpedior Disclosure Schedule, as of the date hereof, there is no civil, criminal or administrative suit, action or proceeding pending or, to the knowledge of Xpedior, threatened against or affecting Xpedior or any of its Subsidiaries that would have an Xpedior Material Adverse Effect, nor is there any judgment, decree, injunction or order of any Governmental Entity or arbitrator outstanding against Xpedior or any of its Subsidiaries that would have an Xpedior Material Adverse Effect.

         Section 2.7 Absence of Certain Changes or Events. Except as disclosed in the SEC Reports or on the Xpedior Disclosure Schedule, or as permitted by
Section 4.1 for events after the date hereof, since March 31, 2000, Xpedior and each of its Subsidiaries has conducted its business only in the ordinary course and in a manner consistent with past practice, and since such date there has not been (a) any Xpedior Material Adverse Effect, (b) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of Xpedior's or any of its Subsidiaries' capital stock, or any redemption, purchase or other acquisition of any of its or any of its Subsidiaries' capital stock, (c) any split, combination or reclassification of any of Xpedior's or any of its Subsidiaries' capital stock or, except with respect to the Stock Options, any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for any shares of any of Xpedior's or any of its Subsidiaries' capital stock, (d) any granting by Xpedior or any of its Subsidiaries to any officer of Xpedior or any of its Subsidiaries of any increase in compensation or any rights with respect to compensation in the event of a "change in control" (however defined) of Xpedior, except in the ordinary course of business consistent with prior practice or as required under employment agreements in effect as of March 31, 2000, copies of which have been provided previously to PSINet, (e) any granting by Xpedior or any of its Subsidiaries to any officer or any group or class of employees of Xpedior of any increase in severance or termination pay, except as required under employment, severance or termination agreements or plans in effect as of March 31, 2000, copies of which have been provided previously to PSINet, or as previously disclosed to PSINet, (f) any entry by Xpedior or any of its Subsidiaries into any employment, severance or termination agreement with any officer of Xpedior, or any increase in benefits available under, or establishment of, any Benefit Plan, except in the ordinary course of business consistent with past practice or as previously disclosed to PSINet, or (g) any material change in accounting methods, principles or practices by Xpedior, except insofar as may have been required by a change in GAAP.

         Section 2.8 Employee Benefit Plans.

                  (a) Schedule 2.8 sets forth a complete and correct list of all existing (i) "employee benefit plans" as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and (ii) any other material pension plans or employee benefit arrangements or payroll practices (including severance pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, stock option or stock purchase arrangements or policies) maintained, or contributed to, by Xpedior, any of its Subsidiaries or any trade or business (whether or not incorporated) which is treated with Xpedior or any of its Subsidiaries as a single employer under Section 414(b), (c), (m) or (o) of the Code (an "ERISA Affiliate") with respect to employees of Xpedior, any of its Subsidiaries or any of their ERISA Affiliates (all such plans, arrangements or practices, the "Benefit Plans" and each such plan which is sponsored, maintained or contributed to solely by one or more of Xpedior or its Subsidiaries is referred to as an "Xpedior Benefit Plan"). Each Xpedior Benefit Plan is in writing and Xpedior has previously made available to PSINet a true and complete copy of each existing Xpedior Benefit Plan document, including all amendments thereto, and a true and complete copy of each material document, if any, prepared in connection with each such Xpedior Benefit Plan, including (A) a copy of each trust or other funding arrangement, (B) each summary plan description and summary of material modifications, (C) the most recently filed Form 5500, including all attachments thereto, (D) the most recently received IRS determination letter, and (E) the most recently prepared actuarial report and financial statement.

                  (b) No "accumulated funding deficit" as defined in Section 412 of the Code exists with respect to any Xpedior Benefit Plan, whether or not waived. No "reportable event" within the meaning of Section 4043 of ERISA, and no event described in Section 4062 or 4063 of ERISA, has occurred with respect to any Xpedior Benefit Plan. Neither Xpedior nor any ERISA Affiliate of Xpedior has (i) engaged in, or is a successor corporation or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA, or (ii) incurred or reasonably expects to incur any material liability under (A) Title IV of ERISA arising in connection with the termination of, or a complete or partial withdrawal from, any plan covered or previously covered by Title IV of ERISA, or (B) Section 4971 of the Code, that in either case could become a liability of PSINet or any of its Affiliates after the Closing Date. As of March 31, 2000, there was no material unfunded liability under any of the Benefit Plans, computed using reasonable actuarial assumptions and determined as if all benefits under such Benefit Plans were vested and payable as of such date. No event has occurred since

March 31, 2000 that would cause Xpedior to believe that as of the date of this Agreement there is any such material unfunded liability.

                  (c) Each of the Xpedior Benefit Plans intended to qualify under Section 401(a) of the Code has received a favorable determination letter (or opinion letter in the case of a prototype plan) from the Internal Revenue Service (the "IRS") that such Benefit Plan is so qualified or is within the remedial amendment period for applying for such a determination letter, and, except as disclosed on the Xpedior Disclosure Schedule, nothing has occurred with respect to the operation of any such Benefit Plan which, either individually or in the aggregate, could cause the loss of such qualification or the imposition of any material liability, penalty or tax under ERISA or the Code.

                  (d) There has been no non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Xpedior Benefit Plan. None of Xpedior or its Subsidiaries is currently liable for any excise tax or penalty in connection with any Benefit Plan arising under the Code or ERISA, including but not limited to Sections 4971, 4972, 4975, 4979, 4980, 4980B and 4980D of the Code and Section 502 of
ERISA, and, to the knowledge of Xpedior, no fact or event exists which could give rise to any liability except, in each case, for any such liability set forth on the Xpedior Disclosure Schedule or that would not have an Xpedior Material Adverse Effect.

                  (e) All contributions and premiums required by Law or by the terms of any Xpedior Benefit Plan or any agreement relating thereto have been timely made (without regard to any waivers granted with respect thereto) in all material respects.

                  (f) The liabilities of each Xpedior Benefit Plan that has been terminated or otherwise wound up have been fully discharged in material compliance with applicable Law.

                  (g) There has been no violation of ERISA with respect to the filing of applicable returns, reports, documents and notices regarding any of the Xpedior Benefit Plans with the Secretary of Labor or the Secretary of the Treasury or the furnishing of such notices or documents to the participants or beneficiaries of the Xpedior Benefit Plans which, either individually or in the aggregate, could result in a material liability to Xpedior or any of its Subsidiaries.

                  (h) To the knowledge of Xpedior, there are no pending legal proceedings which have been asserted or instituted against any of the Xpedior Benefit Plans or their assets, Xpedior or any of its Subsidiaries, or the plan administrator or any fiduciary of any of the Xpedior Benefit Plans with respect to the operation of such plans (other than routine, uncontested benefits claims).

                  (i) Each of the Xpedior Benefit Plans has been maintained, in accordance with its terms and all provisions of applicable Laws except where failure to do so would not, either individually or in the aggregate, have an Xpedior Material Adverse Effect. All amendments and actions required to bring each of the Xpedior Benefit Plans into conformity in all material respects with all of the applicable provisions of ERISA and other applicable Laws have been made or taken, except to the extent that such amendments or actions are not required by Law to be made or taken until a date after the Closing Date.

                  (j) None of Xpedior or its Subsidiaries maintains or has any liability under any welfare benefit plan providing continuing benefits after the termination of employment (other than as required by Section 4980B of the Code and at the former employee's own expense). Except as set forth on the Xpedior Disclosure Schedule, Xpedior and its Subsidiaries have complied in all material respects with the notice and continuation requirements of Section 4980B of the Code and the regulations thereunder. Other than money purchase pension plans, none of Xpedior, its Subsidiaries and their ERISA Affiliates maintains, sponsors or contributes to, or, to the knowledge of Xpedior, has ever maintained, sponsored or contributed to, any benefit plan subject to Title IV of ERISA, including but not limited to any multiple employer plan subject to Sections 4063 and 4064 of ERISA or any multiemployer plan as defined in Section 4001(a)(3) of ERISA.

                  (k) Neither the execution and delivery of this Agreement, nor the consummation of the Transactions, will (i) result in any material payment (including severance, unemployment compensation or golden parachute) becoming due to any director, employee or independent contractor of Xpedior or any of its Subsidiaries, (ii) materially increase any benefits otherwise payable under any Xpedior Benefit Plan, or (iii) result in the acceleration of the time of payment or vesting of any such benefits to any material extent other than vesting of the Stock Options in accordance with their terms.

                  (l) Xpedior and each of its Subsidiaries are in compliance in all material respects with all applicable Laws and collective bargaining agreements with respect to all benefit plans, contracts and arrangements covering non-U.S. employees ("Non-U.S. Xpedior Benefit Plans"). None of Xpedior and its Subsidiaries have any material unfunded liabilities under any Non-U.S. Xpedior Benefit Plan in violation of local Law or that would, if the plan were covered by ERISA, violate the funding obligations prescribed by ERISA. All benefits payable under each of the Non-U.S. Xpedior Benefit Plans are provided in accordance with the terms of the governing provisions of the relevant Non-U.S. Xpedior Benefit Plan. None of Xpedior and its Subsidiaries are aware of any failure to comply with any applicable Law which would or might result in the loss of tax approval or qualification of any Non-U.S. Xpedior Benefit Plan.

                  (m) To the knowledge of Xpedior, all individuals providing services to Xpedior and its Subsidiaries have been properly characterized and treated as being either an employee or an independent contractor of such Person.

         Section 2.9 Labor Relations. There are no labor controversies pending or, to Xpedior's knowledge, threatened with respect to Xpedior or any of its Subsidiaries, and neither Xpedior nor any of its U.S. Subsidiaries is a party to any collective bargaining agreement with any labor union or other representative of employees. Except as set forth on the Xpedior Disclosure Schedule, no non-U.S. Subsidiary of Xpedior is a party to any collective bargaining agreement with any labor union or other representative of employees or any works' council or similar entity under applicable Laws. To the knowledge of Xpedior, there is no pending or threatened union organization activity by or among any of its or any of its Subsidiaries' employees. No independent contractors of the Company have asserted claims for benefits or compensation under any Benefit Plans.

         Section 2.10 Taxes. Xpedior and each of its Subsidiaries have duly filed all material federal, state, local and foreign income, franchise, excise, real and personal property and other Tax returns and reports (including, but not limited to, those filed on a consolidated, combined or unitary basis) required to have been filed by Xpedior or any of its Subsidiaries prior to the date hereof. All of the foregoing returns and reports are true and correct in all material respects, and Xpedior and its Subsidiaries have paid or, prior to the Closing Date will pay, all Taxes shown on such returns or reports as being due. Xpedior and each of its Subsidiaries have paid and will pay all installments of estimated taxes due on or before the Closing Date. Xpedior and each of its Subsidiaries have paid or made adequate provision in accordance with GAAP in the SEC Reports and Financial Statements for all Taxes payable in respect of all periods ending on or prior to the date of this Agreement and will have paid or provided for all Taxes payable in respect of all periods covered thereby. As of the date hereof, all deficiencies proposed as a result of any audits have been paid or settled. Xpedior and each of its Subsidiaries has paid, collected or withheld, or caused to be paid, collected or withheld, all amounts of Tax required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the SEC Reports or Financial Statements have been established or which are being contested in good faith, except as would not have an Xpedior Material Adverse Effect. There are no claims or assessments pending against Xpedior or any of its Subsidiaries for any alleged deficiency in any Tax, and neither Xpedior nor any of its Subsidiaries has been notified in writing of any proposed Tax claims or assessments against Xpedior or any of its Subsidiaries. Neither Xpedior nor any of its Subsidiaries has been a member of a consolidated group filing a consolidated federal income Tax return (other than a consolidated group of which Metamor is the common parent), or has any liability for Taxes of any other Person (other than a member of the Metamor consolidated group) arising from the application of Treasury Regulation Section 1.1502-6 promulgated under the Code (or any analogous Law). No consent under Section 341(f) of the Code has been filed with respect to Xpedior or any of its Subsidiaries. Except as set forth on the Xpedior Disclosure Schedule, there is no contract, agreement, plan or arrangement covering any Person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by Xpedior or any of its Subsidiaries by reason of
Section 280G of the Code.

         Section 2.11 Compliance with Applicable Laws. Xpedior and each of its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities (the "Permits") necessary for them to own, lease or operate their properties and assets and to carry on their businesses substantially as now conducted or presently intended to be conducted, except for such permits, licenses, variances, exemptions, orders and approvals the failure of which to hold would not have an Xpedior Material Adverse Effect. The Permits are valid and in full force and effect except as would not have an Xpedior Material Adverse Effect. Except as set forth in the SEC Reports filed prior to the date hereof, the businesses of each of Xpedior and each of its Subsidiaries have not been, and are not being, conducted in violation of any Permit or any Law, arbitration award, agency requirement, license or permit of any Governmental Entity (a "Governmental Regulation"), except for violations or possible violations that would not have an Xpedior Material Adverse Effect or prevent or materially burden or materially impair the ability of Xpedior to consummate the Transactions. Except as set forth in the SEC Reports filed prior to the date hereof, no material investigation or review by any Governmental Entity with respect to Xpedior or any of its Subsidiaries is pending or, to Xpedior's knowledge, threatened, nor has any Governmental Entity indicated an intention to conduct any such investigation or review. No material change is required in Xpedior's or any of its Subsidiaries' operations, properties or procedures to comply with any Permit, Law or Governmental Regulation, and Xpedior has not received any notice or communication of any material noncompliance with any Permit or Governmental Regulation that has not been cured as of the date hereof, except as would not have an Xpedior Material Adverse Effect.

         Section 2.12 Assets of Xpedior and Its Subsidiaries. Xpedior and each of its Subsidiaries has good and defensible title to all of its material properties and assets, free and clear of all liens, charges and encumbrances, except liens for Taxes not yet due and payable and such liens or other imperfections of title that do not individually or in the aggregate constitute an Xpedior Material Adverse Effect. All leases, easements, licenses, rights of way and other rights pursuant to which Xpedior or any of its Subsidiaries lease from others or otherwise have the right to use real or personal property, individually or in the aggregate material to the business of Xpedior (the "Property Rights"), are valid and binding and are in full force and effect and enforceable against Xpedior or its Subsidiaries and, to Xpedior's knowledge, the other parties thereto, as applicable, in accordance with their respective terms, and there is not, under any such Property Right, any existing default or event of default (or event that with notice or lapse of time, or both, would constitute a default or event of default), except where the lack of such validity and effectiveness or the existence of such default or event of default does not and will not constitute an Xpedior Material Adverse Effect. Xpedior has made available to PSINet true and accurate copies of the documents creating or reflecting the Property Rights. No consent of any Person is needed in order for each Property Right to continue in full force and effect in accordance with its terms without penalty, acceleration or rights of early termination by reason of the consummation of the Transactions, except for consents the absence of which would not have an Xpedior Material Adverse Effect. The tangible and intangible assets owned or leased by Xpedior and its Subsidiaries are all of the assets used in their respective businesses or necessary for them to conduct their respective businesses as presently conducted or presently intended to be conducted. All material items of tangible property used by Xpedior or its Subsidiaries in their businesses are in operable condition and adequate for the purposes used (normal wear and tear excepted).

         Section 2.13 Material Contracts. Neither Xpedior nor any of its Subsidiaries is a party or is subject to any contract, note, bond, mortgage, indenture, credit agreement, lease, license, agreement, understanding, instrument, bid or proposal (excluding any contract or arrangement that is or is associated with a Benefit Plan), or any amendment or modification thereto (collectively, "Contracts"), that is required to be described in or filed as an exhibit to any SEC Report that is not so described in or filed as required by the Securities Act or the Exchange Act, as the case may be. All Contracts to which Xpedior or any of its Subsidiaries is a party, or by which any of them is bound, are valid and binding and are in full force and effect and enforceable against Xpedior, its Subsidiaries and, to the knowledge of Xpedior, the other party or parties thereto in accordance with their respective terms, and no consent of any Person is needed in order for each Contract to continue in full force and effect in accordance with its terms without penalty, acceleration or rights of early termination by reason of the consummation of the Transactions, except for any failure to be in full force and effect or failure to obtain a consent that would not, in the aggregate with all other such failures, have an Xpedior Material Adverse

Effect. Neither Xpedior nor any of its Subsidiaries is in violation or breach of, or default in any material respect under, any Contract to which it is a party or by which it is bound, nor, to Xpedior's knowledge, is any other party to any such Contract in violation or breach of or default in any material respect under any such Contract.

         Section 2.14 Intellectual Property.

                  (a) Except as set forth on the Xpedior Disclosure Schedule, Xpedior and each of its Subsidiaries, directly or indirectly, own, license or otherwise have legally enforceable rights to use, or can acquire on reasonable terms and without material expense, all patents, trademarks, trade names, service marks, copyrights and any applications therefor, technology, know-how, computer software and applications and tangible or intangible proprietary information or materials, that are material to and used in the businesses of Xpedior or any of its Subsidiaries as presently conducted or presently intended to be conducted (the "Intellectual Property Rights").

                  (b) In the case of Intellectual Property Rights owned by Xpedior or one of its Subsidiaries, either Xpedior or such Subsidiary owns such Intellectual Property Rights free and clear of any material liens, charges or encumbrances. Xpedior or one of its Subsidiaries has an adequate right to the use of the Intellectual Property Rights or the material covered thereby in connection with the services or products in respect of which such Intellectual Property Rights are being used. The manufacture, sale, licensing or use of any of the services or products of Xpedior or any of its Subsidiaries as now manufactured, sold, licensed or used, or proposed for manufacture, sale, licensing or use, by Xpedior or any of its Subsidiaries in the ordinary course of Xpedior's business, as presently conducted or presently intended to be conducted, does not infringe on any copyright, patent, trade mark, service mark or trade secret of a third party where such infringement could have an Xpedior Material Adverse Effect. The use by Xpedior or any of its Subsidiaries of any trademarks, service marks, trade names, trade secrets, copyrights, patents, technology or know-how or applications used in the businesses of Xpedior or any of its Subsidiaries as presently conducted or presently intended to be conducted does not infringe on any other Person's trademarks, service marks, trade names, trade secrets, copyrights, patents, technology or know-how or applications where such infringement could have an Xpedior Material Adverse Effect. Except as set forth on the Xpedior Disclosure Schedule, Xpedior has not received any information challenging the ownership by Xpedior or any of its Subsidiaries, or the validity of, any of the Intellectual Property Rights. All registered patents, trademarks, service marks and copyrights held by Xpedior and its Subsidiaries are valid and subsisting, except to the extent any failure to be valid and subsisting does not constitute an Xpedior Material Adverse Effect. To the knowledge of Xpedior, there is no material unauthorized use, infringement or misappropriation of any of the Intellectual Property Rights by any third party, including any employee or former employee of Xpedior or any of its Subsidiaries. Xpedior or one of its Subsidiaries has valid, binding and enforceable agreements with each employee, former employee and contractor who has or has had access to confidential or proprietary intellectual property of Xpedior or any of its Subsidiaries pursuant to which such Person is required to maintain the confidentiality of such information for a reasonable period of time, or such agreements are not necessary to adequately protect the interests of Xpedior or such Subsidiary. No Intellectual Property Right is subject to any known outstanding decree, order, judgment or stipulation restricting in any manner the licensing thereof by Xpedior or any of its Subsidiaries, except to the extent any such restriction does not constitute an Xpedior Material Adverse Effect.

                  (c) The computer systems, software, hardware, firmware, middleware and other information technology (collectively, "Information Technology") of Xpedior and each of its Subsidiaries are Year 2000 Ready, except as would not have an Xpedior Material Adverse Effect, and none of Xpedior and its Subsidiaries has experienced any material disruption in their Information Technology or in the services and products provided to them by their vendors and suppliers as a result of the occurrence of the year 2000. "Year 2000 Ready" means that Information Technology is designed to be used prior to, during and after the calendar year 2000 A.D., and such Information Technology will accurately receive, provide and process date/time data (including calculating, comparing, sequencing and making leap year calculations) from, into and between the twentieth and twenty-first centuries A.D., and will not malfunction, cease to function or provide invalid or incorrect results as a result of any date/time data (including to the extent that other Information Technology used in combination with such Information Technology properly exchanges date/time data with it).

         Section 2.15 Interested Party Transactions. Since its inception, or as described in the SEC Reports, no event has occurred that would be required to be reported by Xpedior pursuant to Item 404 of Regulation S-K promulgated by the SEC. Except as expressly set forth in the Xpedior Disclosure Schedule, there are no agreements, arrangements, understandings or commitments (including Debt, guarantees, financial support or keep whole arrangements) between or involving Xpedior or any one or more of its Subsidiaries, on the one hand, and Metamor or any one or more of its Subsidiaries (other than Xpedior and its Subsidiaries), on the other hand.

         Section 2.16 Environmental Matters. Except as disclosed on the Xpedior Disclosure Schedule or in the SEC Reports, and excluding matters that would not have an Xpedior Material Adverse Effect:

                  (a) Xpedior and each of its Subsidiaries (i) are in compliance with all Environmental Laws and are not subject to any asserted liability or, to Xpedior's knowledge, any unasserted liability (including liability with respect to current or former Subsidiaries or operations), under any Environmental Laws,
(ii) hold or have applied for all Environmental Permits required for their properties or operations, and (iii) are in compliance with their respective Environmental Permits;

                  (b) none of Xpedior and its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that Xpedior or any of its Subsidiaries is or may be in violation of, or liable under, any Environmental Law;

                  (c) none of Xpedior and its Subsidiaries (i) has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials and, to the knowledge of Xpedior and its Subsidiaries, no investigation, litigation or other proceeding is pending or threatened in writing with respect thereto, or (ii) has received written notice asserting that it is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Materials; and

                  (d) none of the real property owned or leased by Xpedior or any of its Subsidiaries is listed on or, to the knowledge of Xpedior, proposed for listing on the "National Priorities List" under CERCLA, as updated through the date hereof, or any similar state or foreign list of sites requiring investigation or cleanup.

For purposes of this Agreement:

         "CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

         "Environmental Laws" means any applicable federal, state, local, foreign or supranational statute, Law, ordinance, regulation, rule, code, treaty, writ or order, and any enforceable judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree, judgment, stipulation, injunction, permit, authorization, policy, opinion or agency requirement, in each case having the force and effect of Law, relating to the pollution, protection, investigation or restoration of the environment, health and safety or natural resources, including those relating to the use, handling, presence, transportation, treatment, storage, disposal, release, threatened release or discharge of Hazardous Materials or noise, odor, wetlands, pollution, contamination or any injury or threat of injury to Persons or property, or to the siting, construction, operation, closure and post-closure care of waste disposal, handling and transfer facilities.

         "Environmental Permits" means any Permit, approval, identification number, license or other authorization required under any Environmental Law.

         "Hazardous Materials" means (i) any petroleum, petroleum products, by-products or breakdown products, radioactive materials, asbestos-containing materials or polychlorinated biphenyls, or (ii) any chemical, material or other substance defined or regulated as toxic or hazardous or as a pollutant or contaminant or waste under any Environmental Law.

         Section 2.17 Restrictions on Business Activities. Except as set forth on the Xpedior Disclosure Schedule, there is no Contract, judgment, injunction, order or decree binding upon Xpedior or any of its Subsidiaries or any of their properties which has had or could reasonably be expected to have the effect of prohibiting or materially impairing (a) any material business practice of Xpedior, any of its Subsidiaries or, to the knowledge of Xpedior, PSINet or any of its Affiliates, or (b) the conduct of any material business by Xpedior, any of its Subsidiaries or, to the knowledge of Xpedior, PSINet or any of its Affiliates, as currently conducted or as currently proposed to be conducted by Xpedior and its Subsidiaries.

         Section 2.18 Certain Business Practices. Neither Xpedior nor any of its Subsidiaries, nor any director, officer, employee or agent of Xpedior or any of its Subsidiaries, has in any material respect (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity, (b) made any unlawful payment to any foreign or domestic governmental official or employee or to any foreign or domestic political party or campaign or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, (c) consummated any transaction, made any payment, entered into any agreement or arrangement or taken any other action in violation of Section 1128B(b) of the Social Security Act, as amended, or (d) made any other unlawful payment.

         Section 2.19 Insurance. Xpedior has adequate insurance covering all of the customarily insurable liabilities, including product liability, director and officer liability, and general and casualty liabilities, in each case with financially secure insurers.

         Section 2.20 Brokers; Expenses. Except as set forth on the Xpedior Disclosure Schedule, no agent, broker, finder, investment banker or other firm or Person is or will be entitled to any broker's or finder's fee or other similar commission or fee in connection with the Transactions based upon arrangements made by or on behalf of Xpedior.

         Section 2.21 Private Offering.

                  (a) Neither Xpedior nor any Person acting on its behalf has taken or will take any action which might subject the offering, issuance or sale of the Convertible Note (or the Series A Preferred Stock into which it is convertible or the Common Stock into which the Series A Preferred Stock is convertible or with which dividends upon the Series A Preferred Stock may be paid) to the registration requirement of Section 5 of the Securities Act, or that would make the Transactions ineligible for exemption under Rule 506 promulgated under the Securities Act. Assuming the accuracy of the representations and warranties of PSINet set forth in this Agreement, the offer, sale and issuance of the Convertible Note to PSINet pursuant to this Agreement is exempt from the registration requirement of Section 5 of the Securities Act.

                  (b) Neither Xpedior nor any Person acting on its behalf has distributed any offering materials in connection with the offering and sale of the Convertible Note, or solicited any offer to buy or sell the Convertible Note by means of any form of general solicitation or advertising.

                  (c) Neither Xpedior nor any Person acting on its behalf has issued or sold, or offered to issue or sell, any shares of the Convertible Note to any Person other than PSINet.

         Section 2.22 Investment Company. Xpedior is not, and is not controlled by, an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

                                  ARTICLE III

                    Representations and Warranties of PSINet

         PSINet represents and warrants to Xpedior that, except as disclosed on the PSINet Disclosure Schedule which has been delivered to Xpedior prior to the execution of this Agreement (the "PSINet Disclosure Schedule"):

         Section 3.1 Organization and Qualification. PSINet is a corporation duly organized, validly existing and in good standing under the laws of the State of New York.

         Section 3.2 Authority Relative to this Agreement. PSINet has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by PSINet, and the consummation by PSINet of the Transactions, have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of PSINet are necessary to authorize the execution and delivery of this Agreement or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by PSINet and, assuming the due authorization, execution and delivery hereof by Xpedior, constitutes a legal, valid and binding obligation of PSINet, enforceable against PSINet in accordance with its terms.

         Section 3.3 No Conflicts, Required Filings and Consents.

                  (a) The execution and delivery of this Agreement by PSINet does not, and the performance of this Agreement and consummation of the Transactions by PSINet will not, (i) conflict with or violate the certificate of incorporation or by-laws of PSINet, (ii) assuming the consents, approvals, authorizations and waivers specified in Section 3.3(b) have been received and any condition precedent to such consent, approval, authorization or waiver has been satisfied, conflict with or violate any Law applicable to PSINet or by which any property or asset of PSINet is bound or affected, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of PSINet pursuant to, any contract, agreement, note, bond, mortgage, indenture, credit agreement, lease, license, permit, franchise or other instrument or obligation to which PSINet is a party or by which PSINet or any property or asset of PSINet is bound or affected, except in the case of clauses (ii) or (iii) for any such conflicts, violations, breaches, defaults or other occurrences of the type referred to above that would not prevent or materially delay the consummation of the Transactions.

                  (b) The execution and delivery of this Agreement by PSINet does not, and the performance of this Agreement and consummation of the Transactions by PSINet will not, require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Entity, except as required pursuant to the Exchange Act, Merger Control Laws, and regulations promulgated thereunder, except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or materially delay the consummation of the Transactions.

         Section 3.4 Brokers. Except as set forth on the PSINet Disclosure Schedule, no agent, broker, finder, investment banker or other firm or Person is or will be entitled to any broker's or finder's fee or other similar commission or fee in connection with the Transactions based upon arrangements made by or on behalf of PSINet.

         Section 3.5 Investment Intent. PSINet is acquiring the Convertible Note for its own account for investment purposes only and not with a view to or for distributing or reselling such Convertible Note, or any part thereof or interest therein; provided, however, that this Section 3.5 shall not prejudice in any way PSINet's right at all times to sell or otherwise convert or dispose of all or any part of such Convertible Note (or all or any part of the Series A Preferred Stock into which it may be converted or all or any part of the Common Stock issuable as a dividend upon the Series A Preferred Stock or into which the Series A Preferred Stock may be converted) pursuant to an effective registration statement under the Securities Act, or under an exemption from such registration, and, in each case, in compliance with applicable Blue Sky Laws.

         Section 3.6 Status. PSINet is, and at the Closing Date, will be, an "accredited investor" as defined in Rule 501(a) under the Securities Act.

                                   ARTICLE IV

                                    Covenants

         Section 4.1 Access to Information. As soon as practicable after the date hereof, Xpedior shall use its reasonable best efforts to cooperate with and assist PSINet and PSINet's independent public accountants in the compilation and preparation of all financial statements and financial statement schedules of Xpedior in accordance with GAAP, and to obtain such reports and consents of Xpedior's independent public accountants, as may be necessary or deemed advisable by PSINet to comply with its SEC reporting and disclosure requirements, if any. Xpedior shall deliver to PSINet's independent public accountants or Xpedior's independent public accountants all engagement letters and management representation letters as may be reasonably requested by PSINet or such accountants. Xpedior shall use its reasonable best efforts to cause its independent public accountants to cooperate with and assist PSINet and its independent public accountants in the preparation of any financial statements contemplated by this Section 4.1.

         Section 4.2 Furnishing of Information. As long as PSINet owns the Convertible Note or any shares of Series A Preferred Stock or Common Stock, Xpedior covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by Xpedior after the date hereof pursuant to Section 13(a) or 15(d) of the Exchange Act. If at any time prior to the date on which PSINet may resell all of the shares of Common Stock acquired by it as a dividend upon, or upon conversion of, the Series A Preferred Stock without volume restrictions pursuant to Rule 144(k) promulgated under the Securities Act (as determined by counsel to Xpedior, which may be counsel employed by Xpedior, pursuant to a written opinion letter to such effect, if necessary, addressed and acceptable to Xpedior's transfer agent for the benefit of and also addressed to PSINet) Xpedior is not required to file reports pursuant to such sections, it will prepare and furnish to PSINet, and make publicly available, information in accordance with Rule 144(c) promulgated under the Securities Act. Xpedior further covenants that it will take such further action as any holder of the Convertible Note or Series A Preferred Shares may reasonably request, all to the extent required from time to time to enable such Person to sell such shares of Common Stock without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act, including providing the legal opinion referenced above in this Section 4.2 (if required by Xpedior's transfer agent). Upon the request of any such Person, Xpedior shall deliver to such Person a written certification of Xpedior executed by a duly authorized officer on behalf of Xpedior as to whether it has complied with such requirements of Rule 144(c).

         Section 4.3 Integration. Xpedior shall not, and shall use its reasonable best efforts to ensure that none of its Affiliates, agents or representatives shall, sell, offer for sale, solicit offers to buy or otherwise negotiate in respect of any "security" (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Convertible Note or the Series A Preferred Stock in a manner that would require the registration under the Securities Act of the issue or sale of the Convertible Note or the Series A Preferred Stock to PSINet.

         Section 4.4 Adoption of Shareholder Rights Plan. As long as PSINet or any of its Affiliates owns the Convertible Note or any shares of Series A Preferred Stock or Common Stock, Xpedior covenants not to implement a shareholder rights plan, arrangement or any similar plan or agreement.

         Section 4.5 Information Statement. Xpedior shall promptly prepare and file with the SEC an information statement relating to this Agreement, the Transactions and the authorization and issuance of the Convertible Note hereunder (the "Information Statement"), incorporate in the Information Statement the reasonable comments of PSINet and its counsel, and use all reasonable efforts to cause the Information Statement to be mailed to its shareholders as promptly as practicable after the date hereof pursuant to Rule 14c-2(b) under the Exchange Act. Xpedior shall mail the Information Statement (and all other materials required to be mailed therewith) to its stockholders as promptly as practicable after the passage of the ten-day period required by Rule 14c-5(a) under the Exchange Act and shall take all other actions required under Regulation 14C under the Exchange Act in connection with this Agreement, the Transactions and the issuance of the Series A Preferred Stock hereunder. PSINet shall cooperate with Xpedior and provide Xpedior with such information, and provide such other assistance, as Xpedior may reasonably request in order to promptly prepare, file and mail the Information Statement.

         Section 4.6 Repayment of Metamor Note. Xpedior shall, on or before the Closing Date, pay to Metamor the Metamor Payable.

         Section 4.7 Transfer Restrictions.

                  (a) Securities may only be disposed of pursuant to an effective registration statement under the Securities Act, to Xpedior, or pursuant to an available exemption therefrom or in a transaction not subject to the registration requirements thereof. In connection with any transfer of any Securities other than pursuant to an effective registration statement or to Xpedior, Xpedior may require that the transferor thereof provide to Xpedior an opinion of counsel selected by the transferor, the form and substance of which opinion shall be reasonably satisfactory to Xpedior, to the effect that such transfer does not require registration under the Securities Act. Except as otherwise expressly provided herein, neither the Convertible Note nor the Series A Preferred Stock may be sold, hypothecated (other than pursuant to a bona fide loan arrangement with a broker, dealer or financial institution), transferred or otherwise conveyed by PSINet or any direct or indirect permitted transferee thereof without the prior written consent of Xpedior, which consent shall not be unreasonably withheld, delayed or conditioned. Notwithstanding the foregoing, Xpedior hereby consents to and agrees to register on its book and records (i) any transfer by PSINet to (A) any Affiliate of PSINet, or (B) any Affiliate of a permitted transferee company, and (ii) any transfers among any such Affiliates or permitted transferees. With respect to any such transfer, no documentation shall be required other than (i) executed transfer documents, and (ii) an executed instrument of such transferee pursuant to which such transferee makes representations and warranties to Xpedior to the same effect as those as set forth in

Sections 3.5 and 3.6 and agrees to be bound by the terms of this Agreement and the Registration Rights Agreement. Any transferee of Securities pursuant to this
Section 4.7(a) shall have the rights and obligations of PSINet under this Agreement and of a "Holder" under the Registration Rights Agreement.

                  (b) PSINet agrees to the imprinting, so long as is required by this Section 4.7(b) of the following legend on the Securities:

                  NEITHER THESE SECURITIES [NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE] HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.

Securities shall not contain the legend set forth above if the conversion of Series A Preferred Stock, or other issuance of such Securities, occurs at any time while a registration statement is effective with respect thereto under the Securities Act or, in the event there is not such an effective registration statement at such time, if in the opinion of counsel to Xpedior such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncement issued by the staff of the SEC). Xpedior agrees that it will provide PSINet, upon request, with a certificate or certificates representing the Securities, free from such legend, at such time as such legend is no longer required hereunder. Xpedior shall not make any notation on its records or give any instructions to any transfer agent of Xpedior which enlarge the restrictions on transfer set forth in this Section 4.7.

         Section 4.8 Acknowledgment of Dilution. Xpedior acknowledges that the issuance of the Common Stock upon conversion of the Series A Preferred Stock may result in dilution of the outstanding shares of Common Stock, which dilution may be substantial under certain market conditions. Xpedior further acknowledges that, subject to the terms of the Certificate of Designations and applicable Law, after the Closing its obligations to issue Series A Preferred Stock in accordance with the terms of the Convertible Note and to issue Common Stock in accordance with the terms of the Series A Preferred Stock are unconditional and absolute regardless of the effect of any such dilution.

         Section 4.9 Copies and Use of Disclosure Materials. Xpedior consents to the use of the SEC Reports, any reports filed by Xpedior under the Exchange Act after the date hereof and any information provided by Xpedior pursuant to
Section 4.2 of this Agreement, and any amendments and supplements thereto, by PSINet in connection with resales of the Securities other than pursuant to an effective registration statement. Xpedior makes no representation or warranty as to the continued completeness or accuracy of any of the SEC Reports or any other such reports and undertakes no obligations to update any of the SEC Reports or any such reports after the Closing Date, except as and to the extent required under the Exchange Act and the Registration Rights Agreement.

         Section 4.10 Increase in Authorized Shares. At such time or times as Xpedior would be, if a notice of conversion were to be delivered on such date, precluded from converting the Convertible Note or the then outstanding Series A Preferred Stock by reason of an insufficient number of authorized shares of Series A Preferred Stock or Common Stock then being authorized for issuance, the Board of Directors of Xpedior shall take the actions set forth in the Convertible Note or the Certificate of Designations, as applicable.

         Section 4.11 Listing of Underlying Shares. Xpedior shall use its reasonable best efforts to maintain the listing of its Common Stock on the Nasdaq National Market (or any other national securities exchange or market on which the Common Stock is then listed or quoted). In addition, if at any time the number of shares of Common Stock then issuable upon conversion of all then issued shares of Series A Preferred Stock, plus the number of shares of Common Stock reserved for issuance upon payment of dividends upon the Series A Preferred Stock (assuming all dividends are paid in shares of Common Stock), is greater than the number of shares of Common Stock theretofore listed with the Nasdaq National Market (and any such other national securities exchange or market), then Xpedior shall promptly take such action to file an additional shares listing application so that a number of shares equal to the number of shares of Common Stock as would then be issuable upon conversion of all of the Series A Preferred Stock, plus the number of shares of Common Stock reserved for issuance upon payment of dividends upon the Series A Preferred Stock (assuming all dividends are paid in shares of Common Stock), shall have been listed with the Nasdaq National Market (and any such other national securities exchange or market).

         Section 4.12 Conversion Obligations of Xpedior. Xpedior shall honor conversions of the Convertible Note and the Series A Preferred Stock and shall deliver Series A Preferred Stock and Common Stock in accordance with the terms and conditions and time periods set forth in the Convertible Note and the Certificate of Designations, as applicable. Each of the parties hereto agrees that the other party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Section 4.12 and to enforce specifically this Section 4.12 and the terms and provisions of this Section 4.12 in any action instituted in any court of the United States or any state thereof having jurisdiction over the parties to this Agreement and the matter, in addition to any other remedy to which they may be entitled, at Law or in equity.

         Section 4.13 Rights and Warrants. If Xpedior, at any time while the Convertible Note or any shares of Series A Preferred Stock are outstanding, shall issue any rights and/or warrants to all of the holders of Common Stock as a class entitling them to subscribe for or purchase shares of Common Stock, then PSINet shall receive an amount of such rights and/or warrants equal to the number of rights and/or warrants it would have received, at the time of issuance of such rights and/or warrants, if it had then converted the Convertible Note and all of its shares of Series A Preferred Stock and if all dividends due but not yet paid on the Preferred Stock had been paid in shares of Common Stock.

                                   ARTICLE V

                               General Provisions

         Section 5.1 Survival of Representations, Warranties and Agreements. The representations, warranties, covenants and agreements in this Agreement shall survive the Closing.

         Section 5.2 Notices. All notices or other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy (with confirmation of receipt), or by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

         If to Xpedior:

                 Xpedior Incorporated
                 One North Franklin, Suite 1500
                 Chicago, Illinois 60606
                 Attention: Executive Vice President and Chief Operating Officer
                 Telecopy:  (312) 251-2460

         With a copy to:

                 Xpedior Incorporated
                 35 Corporate Drive, 4th Floor
                 Burlington, Massachusetts 01803

                 Attention: Caesar J. Belbel, Esq., Senior Vice President,
                            General Counsel and Secretary
                 Telecopy:  (781) 685-4726

         And to:

                 Ropes & Gray
                 One International Place
                 Boston, Massachusetts 02110
                 Attention: Ann L. Milner, Esq.
                 Telecopy:  (617) 951-7050

         If to PSINet:

                 PSINet Inc.
                 44983 Knoll Square
                 Alexandria, Virginia 20147
                 Attention: Chairman and Chief Executive Officer
                 Telecopy:  (703) 726-4250

         With a copy to:

                 PSINet Inc.
                 44983 Knoll Square
                 Alexandria, Virginia 20147
                 Attention: Kathleen B. Horne, Esq., Senior Vice
                            President and General Counsel
                 Telecopy:  (703) 726-5254

         And to:

                 Nixon Peabody LLP
                 437 Madison Avenue
                 New York, New York 10022

                 Attention: Richard F. Langan, Jr., Esq.
                 Telecopy:  (212) 940-9940

or to such other address as any party may have furnished to the other parties in writing in accordance with this Section 5.2.

         Section 5.3 Specific Performance. The parties hereto agree that each party shall be entitled to an injunction or restraining order to prevent breaches of this Agreement, the Convertible Note, the Certificate of Designations or the Registration Rights Agreement, and to enforce specifically the terms and provisions hereof and thereof in any court of the United States or any state having jurisdiction, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, the Convertible Note, the Certificate of Designations or the Registration Rights Agreement, at Law or in equity.

         Section 5.4 Entire Agreement. This Agreement, the Convertible Note, the Certificate of Designations and the Registration Rights Agreement (including the documents and instruments referred to herein and therein) constitute the entire agreement and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

         Section 5.5 Assignments; Parties in Interest. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other party. Subject to the foregoing, this Agreement shall be binding upon and inure solely to the benefit of (a) each party hereto, and (b) any permitted transferee of the Convertible Note or shares of the Series A Preferred Stock (or the Common Stock issuable in payment of dividends upon, or upon conversion of, the Series A Preferred Stock), and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, including to confer third party beneficiary rights.

         Section 5.6 Governing Law. This Agreement shall be governed in all respects by the Laws of the State of Delaware (without giving effect to the provisions thereof relating to conflicts of Law). The non-exclusive venue for the adjudication of any dispute or proceeding arising out of this Agreement or the performance hereof shall be the courts located in Newcastle County, Delaware, and the parties hereto each consents to and hereby submits to the jurisdiction of any court located in Newcastle County, Delaware or any Federal courts located in Delaware.

         Section 5.7 Headings; Disclosure. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. Any disclosure by Xpedior or PSINet in any portion of its respective Disclosure Schedule shall be deemed disclosure in each other portion of such Disclosure Schedule to which such disclosure reasonably relates on its face.

         Section 5.8 Certain Definitions and Rules of Construction.

                  (a) As used in this Agreement:

         "Affiliate", as applied to any Person, means any other Person directly or indirectly controlling, controlled by, or under common control with, that Person; for purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

         "Agreement" has the meaning set forth in the preamble to this Agreement.

         "Annual Financial Statements" has the meaning set forth in Section 2.5(b).

         "Blue Sky Laws" has the meaning set forth in Section 2.4(b).

         "Benefit Plans" has the meaning set forth in Section 2.8(a).

         "CERCLA" has the meaning set forth in Section 2.16.

         "Certificate of Designations" has the meaning set forth in Section 1.2.

         "Closing" has the meaning set forth in Section 1.3.

         "Closing Date" has the meaning set forth in Section 1.3.

         "Code" has the meaning set forth in Section 2.8(a).

         "Common Stock" has the meaning set forth in Section 2.2(a).

         "Contracts" has the meaning set forth in Section 2.13.

         "Convertible Note" has the meaning set forth in the preamble to this Agreement.

         "Debt" means, with respect to any Person, all indebtedness of such Person for borrowed money or the deferred purchase price of property or services (excluding trade payables and other accrued current liabilities arising in the ordinary course of business), obligations of such Person evidenced by bonds, notes, indentures or similar instruments, obligations of such Person under interest rate agreements, currency hedging agreements, commodity price protection agreements or similar hedging instruments, capital lease obligations of such Person, redeemable capital stock of such Person and any other obligations of such Person classified as indebtedness under GAAP.

         "Environmental Laws" has the meaning set forth in Section 2.16.

         "Environmental Permits" has the meaning set forth in Section 2.16.

         "ERISA" has the meaning set forth in Section 2.8(a).

         "ERISA Affiliate" has the meaning set forth in Section 2.8(a).

         "Exchange Act" has the meaning set forth in Section 2.5(a).

         "Financial Statements" has the meaning set forth in Section 2.5(c).

         "GAAP" has the meaning set forth in Section 2.5(b).

         "Governmental Entity" has the meaning set forth in Section 2.4(b).

         "Governmental Regulation" has the meaning set forth in Section 2.11.

         "Hazardous Materials" has the meaning set forth in Section 2.16.

         "Information Statement" has the meaning set forth in Section 5.7.

         "Information Technology" has the meaning set forth in Section 2.14(c).

         "Intellectual Property Rights" has the meaning set forth in Section 2.14(a).

         "IRS" has the meaning set forth in Section 2.8(c).

         "Law" or "Laws" means any domestic (federal, state or local), foreign or supranational law, rule, regulation, order, judgment or decree.

         "Liens" has the meaning set forth in Section 2.2(b).

         "Merger Control Laws" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder, and the Law of any other Governmental Entity with respect to competition, mergers or other business combinations.

         "Metamor" has the meaning set forth in Section 1.4.

         "Metamor Payable" has the meaning set forth in Section 1.4.

         "Non-U.S. Benefit Plans" has the meaning set forth in Section 2.8(l).

         "Permits" has the meaning set forth in Section 2.11.

         "Person" shall include individuals, corporations, partnerships, limited liability companies, trusts, other entities and groups (which term shall include a "group" as such term is defined in Section 13(d)(3) of the Exchange Act).

         "Preferred Stock" has the meaning set forth in Section 2.2(a).

         "Property Rights" has the meaning set forth in Section 2.12.

         "PSINet" has the meaning set forth in the preamble to this Agreement.

         "PSINet Disclosure Schedule" has the meaning set forth in Article III, Introduction.

         "Purchase Price" has the meaning set forth in Section 1.1.

         "Quarterly Financial Statements" has the meaning set forth in Section 2.5(c).

         "Registration Rights Agreement" has the meaning set forth in Section
1.4.

         "SEC" has the meaning set forth in Section 2.5(a).

         "SEC Reports" has the meaning set forth in Section 2.5(a).

         "Securities" means the Series A Preferred Stock and the Common Stock issued or issuable as dividends upon, or upon conversion of, Series A Preferred Stock.

         "Securities Act" has the meaning set forth in Section 2.4(b).

         "Series A Preferred Stock" has the meaning set forth in the preamble to this Agreement.

         "Stock Options" has the meaning set forth in Section 2.2(a).

         "Subsidiary" or "Subsidiaries" means, with respect to PSINet, Xpedior or any other Person, any corporation, partnership, joint venture or other legal entity of which PSINet, Xpedior or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, stock or other equity interests the holders of which are generally entitled to more than 50% of the vote for the election of the board of directors or other governing body of such corporation or other legal entity.

         "Tax" means any federal, state, local, foreign or provincial income, gross receipts, property, sales, service, use, license, lease, excise, franchise, employment, payroll, withholding, employment, unemployment insurance, workers' compensation, social security, alternative or added minimum, ad valorem, value added, stamp, business license, occupation, premium, environmental, windfall profit, customs, duties, estimated, transfer or excise tax, or any other tax, custom, duty, premium, governmental fee or other assessment or charge of any kind whatsoever, together with any interest, penalty or addition to tax imposed by, any Governmental Entity.

         "Transactions" means the transactions contemplated by this Agreement, the Certificate of Designations and the Registration Rights Agreement.

         "Xpedior" has the meaning set forth in the preamble to this Agreement.

         "Xpedior Benefit Plans" has the meaning set forth in Section 2.8(a).

         "Xpedior Disclosure Schedule" has the meaning set forth in Article II, Introduction.

         "Xpedior Material Adverse Effect" means any circumstance, event or occurrence, or any series of circumstances, events or occurrences, which individually or in the aggregate with all other circumstances, events or occurrences would be reasonably likely to have a material adverse effect on the business, assets, operations, financial condition, revenues or results of operations of Xpedior and its Subsidiaries taken as a whole, other than any change, circumstances or effect relating to (i) a change after the date of this Agreement in Law or GAAP, or in any interpretations thereof, that applies to Xpedior or its Subsidiaries, (ii) the economy or securities markets in general, or (iii) the industries in which Xpedior operates in general and not specifically relating to Xpedior.

         "Year 2000 Ready" has the meaning set forth in Section 2.14(c).

                  (b) Other Rules of Construction.

                           (i) References in this Agreement to any gender shall
include references to all genders. Unless the context otherwise requires, references in the singular include references in the plural and vice versa. References to a party to this Agreement or to other agreements described herein means those Persons executing such agreements.

                           (ii) The words "include", "including" and "includes"
shall each be deemed to be followed by the phrase "without limitation" or the phrase "but not limited to" in all places where such words appear in this Agreement. The word "or" shall be deemed to be inclusive.

                           (iii) This Agreement is the joint drafting product of
PSINet and Xpedior, and each provision has been subject to negotiation and agreement and shall not be construed for or against either party as drafter thereof.

                           (iv) In each case in this Agreement where this
Agreement or a Contract is represented or warranted to be enforceable, such representation or warranty will be deemed to include a limitation thereon to the extent that enforceability may be subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting the enforcement of creditors' rights generally and to general equitable principles, whether applied in equity or at Law.

                           (v) All references in this Agreement to financial
terms shall be deemed to refer to such terms as they are defined under GAAP, consistently applied.

         Section 5.9 Counterparts. This Agreement may be executed in two or more counterparts which together shall constitute a single agreement.

         Section 5.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economics or legal substance of the Transactions are not affected in any manner materially adverse to either party. Upon determination that any term or other provision hereof is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

         Section 5.11 Fees and Expenses. Whether or not the Transactions are consummated, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses.

         Section 5.12 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

         Section 5.13 Waiver. At any time prior to the Closing, the parties hereto may, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties by the other party contained herein or in any documents delivered by the other party pursuant hereto, and (c) waive compliance with any of the agreements of the other party or with any conditions to its own obligations contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

         IN WITNESS WHEREOF, PSINet and Xpedior have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

                                 PSINET INC.

                                 By:/s/Harold S. Wills
                                    -------------------------------
                                    Name   Harold S. Wills
                                    Title: President and Chief Operating Officer


                                 XPEDIOR INCORPORATED


                                 By:/s/David N. Campbell
                                    ------------------------------
                                    Name:  David N. Campbell
                                    Title: President and Chief Executive Officer

                                                                       Exhibit 3


NEITHER THIS NOTE NOR THE SECURITIES INTO WHICH THIS NOTE IS CONVERTIBLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.

                              XPEDIOR INCORPORATED

                                Convertible Note

$50,000,000.00                                                     June 15, 2000


         FOR VALUE RECEIVED, the undersigned, Xpedior incorporated, a Delaware corporation ("Xpedior"), HEREBY PROMISES TO PAY ON AUGUST 15, 2000, to the order of PSINet, INC., a New York corporation ("PSINet"), or its assigns, at its office at 44983 Knoll Square, Ashburn, Virginia 20147, in lawful money of the United States of America and in immediately available funds, FIFTY MILLION UNITED STATES DOLLARS (U.S. $50,000,000.00), together with interest in like money on the unpaid principal balance thereof at the rate of 8 1/2% per annum.

         1. Interest. Interest on this Convertible Note shall be calculated on the basis of a 360-day year and shall accrue daily commencing on the date hereof. Interest on this Convertible Note shall be payable in full on the earlier to occur of the maturity date of this Note and the Conversion Date. In no case shall the interest on this Convertible Note exceed the maximum amount permitted under applicable Law. Interest on this Convertible Note is payable in cash in immediately available funds or, at the option of PSINet, shares of Xpedior's common stock, par value $0.01 per share (the "Common Stock"), or any combination thereof. If PSINet elects to have interest on this Convertible Note paid in shares of Common Stock, then the number of shares of Common Stock issuable with respect to such interest shall be equal to the aggregate dollar value of all interest then due, divided by the Five Day Average Market Price of the Common Stock as of the date the interest is due.

         2. Ranking. This Convertible Note is a senior unsubordinated obligation of Xpedior and ranks pari passu with all other senior unsubordinated Debt of Xpedior.

         3.     Conversion.

                  (a) This Convertible Note (including the principal and interest due hereon) shall automatically convert into an aggregate of 1,000,000 shares of Xpedior's Series A 8 1/2% Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), on the twentieth day (the "Conversion Date") following the delivery by Xpedior to its common stockholders of the Information Statement contemplated by the Purchase Agreement, dated as of the date hereof (the "Purchase Agreement"), between Xpedior and PSINet, provided that Xpedior shall have delivered to PSINet (i) a certificate or certificates representing the Series A Preferred Stock, registered in the name of PSINet or its designee, in a form satisfactory to PSINet, (ii) a copy of the filed Certificate of Designations in substantially the form attached to the Purchase Agreement (the "Certificate of Designations"), as certified by the Delaware Secretary of State, together with a copy of the filing receipt therefor, (iii) evidence, satisfactory to PSINet, that the shares of Common Stock issuable in payment of dividends upon, or upon conversion of, the Series A Preferred Stock shall have been approved for listing on the Nasdaq National Market upon official notice of issuance, and (iv) all other documents, instruments and writings required to have been delivered at or prior to the Conversion Date by Xpedior pursuant to this Convertible Note or that PSINet may reasonably request.

                  (b) The issuance of certificates for shares of Series A Preferred Stock upon conversion of this Convertible Note shall be made without charge to PSINet for any transfer, documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificates; provided, however, that Xpedior shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of PSINet of this Convertible Note, and that Xpedior shall not be required to issue or deliver such certificates unless or until PSINet shall have paid to Xpedior the amount of any such tax or shall have established to the satisfaction of Xpedior that any such tax has been paid.

                  (c) Xpedior shall at all times reserve and keep available out of its authorized and unissued Preferred Stock, solely for the purpose of issuance upon conversion of this Convertible Note as herein provided, free from preemptive rights or any other actual or contingent purchase rights of Persons other than PSINet, not less than the number of shares of Series A Preferred Stock as shall be issuable upon conversion of this Convertible Note. All shares of Series A Preferred Stock that shall be so issuable shall, upon issue, be duly authorized, validly issued and fully paid and non-assessable.

                  (d) Upon conversion pursuant to this Section 3, this Convertible Note shall be canceled.

         4.     Defaults and Remedies.

                  (a) An "Event of Default" shall occur if:

                           (i) Xpedior shall fail to pay when due any payment
hereunder.

                           (ii) Xpedior shall fail to comply with any of its
covenants or agreements set forth in this Convertible Note and the default continues for a period of thirty days after there shall have been given to Xpedior by PSINet, a written notice specifying such failure and requiring Xpedior to cause such failure to be cured, or such Debt to be discharged, and stating that such notice is a "Notice of Default" hereunder.

                           (iii) Xpedior shall fail to comply with any of its
covenants or agreements set forth in the Purchase Agreement, or otherwise breaches or defaults under the Purchase Agreement.

                           (iv) An event or events of default, as defined in any
one or more mortgages, indentures or other Debt instruments under which there may be issued, or by which there may be secured or evidenced, any Debt of Xpedior or any of its Subsidiaries, whether such Debt now exists or shall hereafter be created, shall occur which permits the holders of such Debt to declare an aggregate principal amount of at least $100,000 of such Debt to become due and payable prior to the date on which it would otherwise have become due and payable and such event or events of default shall not have been cured in accordance with the provisions of such mortgage, indenture or other Debt instrument, or such Debt shall not have been discharged within a period of thirty days after there shall have been given to Xpedior by PSINet a Notice of Default.

                           (v) A court of competent jurisdiction shall enter a
final, non-appealable judgment or judgments for the payment of money in the aggregate in excess of $100,000 against Xpedior or any or its Subsidiaries and such judgment is not rescinded, annulled, stayed or satisfied for a period (during which execution shall not be effectively stayed) of thirty days after the amount of such judgment is determined.

                           (vi) Xpedior, pursuant to or within the meaning of
any Bankruptcy Law, (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a legal representative, however named, of it or for all or substantially all of its property, or (D) makes a general assignment for the benefit of its creditors.

                           (vii) A court of competent jurisdiction enters an
order or decree under any Bankruptcy Law, which order or decree remains unstayed and in effect for at least thirty days, that (A) is for relief against Xpedior in an involuntary case, (B) appoints a legal representative, however named, of Xpedior or for all or substantially all of its property, or (C) orders the liquidation of Xpedior.

                  (b) If an Event of Default occurs and is continuing, PSINet may, by notice to Xpedior, declare the principal of, and accrued interest on, the Convertible Note to be immediately due and payable. Upon such declaration, such principal and interest shall be immediately due and payable. PSINet may, by notice to Xpedior, rescind an acceleration and its consequences if all existing Events of Default have been cured or waived and if the rescission would not conflict with any judgment or decree.

                  (c) If an Event of Default occurs and is continuing, PSINet may pursue any available remedy by proceeding at law or in equity to collect the payment of principal of or interest on the Convertible Note or to enforce the performance of any provision of the Convertible Note. A delay or omission by PSINet in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative.

         5.     Certain Definitions and Rules of Construction.

                  (a) As used in this Convertible Note:

                  "Bankruptcy Law" means Title 11 of the U.S. Code or any similar Law for the relief of debtors.

                  "Certificate of Designations" has the meaning set forth in
Section 3(a).

                  "Common Stock" has the meaning set forth in Section 1.

                  "Conversion Date" has the meaning set forth in Section 3(a).

                  "Convertible Note" has the meaning set forth in the preamble to this Convertible Note.

                  "Debt" means, with respect to any Person, all indebtedness of such Person for borrowed money or the deferred purchase price of property or services (excluding trade payables and other accrued current liabilities arising in the ordinary course of business), obligations of such Person evidenced by bonds, notes, indentures or similar instruments, obligations of such Person under interest rate agreements, currency hedging agreements, commodity price protection agreements or similar hedging instruments, capital lease obligations of such Person, redeemable capital stock of such Person and any other obligations of such Person classified as indebtedness under generally accepted accounting principles.

                  "Event of Default" has the meaning set forth in Section 4(a).

                  "Five Day Average Market Price" as at any date shall mean the average Per Share Market Value for the five Trading Days immediately preceding, but not including, such date; provided, however, that, at the option of Xpedior, any Trading Day during such five-Trading-Day period on which PSINet sets the last closing bid price on the Common Stock shall not be used for determining the Five Day Average Market Price, in which case the first Trading Day preceding such five-Trading-Day period on which PSINet did not set the last closing bid price on the Common Stock shall be used for determining the Five Day Average Market Price.

                  "Law" or "Laws" means any domestic (federal, state or local), foreign or supranational law, rule, regulation, order, judgment or decree.

                  "Notice of Default" has the meaning set forth in Section 4(a)(ii).

                  "Per Share Market Value" as at any particular date means (i) the closing bid price per share of the Common Stock on such date on the Nasdaq National Market or other principal stock exchange or quotation system on which the Common Stock is then listed or quoted or, if there is no such price as at such date, then the closing bid price on such exchange or quotation system as at the date nearest preceding such date, or (ii) if the Common Stock is not listed or quoted then on the Nasdaq National Market or any other national securities exchange or quotation system, the closing bid price for a share of Common Stock in the over-the-counter market, as reported by the OTC Bulletin Board or in the National Quotation Bureau Incorporated (or any similar organization or agency succeeding to its functions of reporting prices) as at the close of business on such date, or (iii) if the Common Stock is not then reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding to its functions of reporting prices), then the average of the "Pink Sheet" bid quotes for the relevant day, as determined in good faith by PSINet, or (iv) if the Common Stock is not then publicly traded, the fair market value of a share of Common Stock on such date as determined by a nationally recognized or major regional investment banking firm or firm of independent certified public accountants of recognized standing (which may be the firm that regularly examines the financial statements of Xpedior) selected in good faith by Xpedior and reasonably acceptable PSINet.

                  "Person" shall include individuals, corporations, partnerships, limited liability companies, trusts, other entities and groups (which term shall include a "group" as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended).

                  "PSINet" has the meaning set forth in the preamble to this Convertible Note.

                  "Purchase Agreement" has the meaning set forth in Section
3(a).

                  "Series A Preferred Stock" has the meaning set forth in
Section 3(a).

                  "Subsidiary" or "Subsidiaries" means, with respect to PSINet, Xpedior or any other Person, any corporation, partnership, joint venture or other legal entity of which PSINet, Xpedior or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, stock or other equity interests the holders of which are generally entitled to more than 50% of the vote for the election of the board of directors or other governing body of such corporation or other legal entity.

                  "Trading Day" means (i) a day on which the Common Stock is traded on the Nasdaq National Market or other national securities exchange or quotation system on which the Common Stock is then listed or quoted, (ii) if the Common Stock is not listed or quoted on the Nasdaq National Market or any other national securities exchange or quotation system, a day on which the Common Stock is traded in the over-the-counter market, as reported by the OTC Bulletin Board, or (iii) if the Common Stock is not quoted on the OTC Bulletin Board, a day on which the Common Stock is quoted in the over-the-counter market as reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding to its functions of reporting prices).

                  "Xpedior" has the meaning set forth in the preamble to this Agreement.

                  (b) Other Rules of Construction.

                           (i) References in this Convertible Note to any gender
shall include references to all genders. Unless the context otherwise requires, references in the singular include references in the plural and vice versa. References to a party to this Convertible Note or to other agreements described herein means those Persons executing such agreements.

                           (ii) The words "include", "including" and "includes"
shall each be deemed to be followed by the phrase "without limitation" or the phrase "but not limited to" in all places where such words appear in this Convertible Note. The word "or" shall be deemed to be inclusive.

                           (iii) This Convertible Note is the joint drafting
product of PSINet and Xpedior, and each provision has been subject to negotiation and agreement and shall not be construed for or against either party as drafter thereof.

                           (iv) In each case in this Convertible Note where this
Convertible Note or a contract or agreement is represented or warranted to be enforceable, such representation or warranty will be deemed to include a limitation thereon to the extent that enforceability may be subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting the enforcement of creditors' rights generally and to general equitable principles, whether applied in equity or at Law.

         6. Notices. All notices or other communications under this Convertible Note shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy (with confirmation of receipt), or by registered or certified mail, postage prepaid, return receipt requested, addressed in accordance with Section 5.2 of the Purchase Agreement.

         7. Waiver of Usury Law. Xpedior covenants (to the extent that it may lawfully do so) that it will not at any time voluntarily (and that it will resist any effort to make it do so involuntarily) insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any usury law wherever enacted, or at any time hereafter in force, which may affect the covenants or the performance of this Convertible Note.

        8. Governing Law. This Note shall be governed in all respects by the laws of the State of Delaware (without giving effect to the provisions thereof relating to conflicts of law). The nonexclusive venue for the adjudication of any dispute or proceeding arising out of this Convertible Note or the performance hereof shall be the courts located in Newcastle County, Delaware, and the parties hereto each consents to and hereby submits to the jurisdiction of any court located in Newcastle County, Delaware or any Federal courts located in Delaware.

        9. Severability. The invalidity, illegality or unenforceability of any provision of this Convertible Note shall not render invalid, illegal or unenforceable any other provision hereof.

         10. Costs of Collection. Xpedior agrees to pay all reasonable out-of-pocket expenses of PSINet (including reasonable fees of its counsel) in connection with the enforcement of any provision of this Convertible Note or the collection of this Convertible Note.

         11. No Waiver of Remedies. No failure or delay on the part of PSINet in the exercise of any power or right in this Convertible Note shall operate as a waiver thereof, and no exercise or waiver of any single power or right, or the partial exercise thereof, shall affect Holder's rights with respect to any and all other rights and powers.

         12. Certain Waivers. Xpedior hereby waives presentment, demand for payment, notice of dishonor, protest and notice of protest and any and all other notices and demands in connection with the delivery, acceptance, performance, default or enforcement of this Convertible Note.

         13. Successors and Assigns. This Convertible Note shall be binding upon Xpedior and its successors and assigns.

         IN WITNESS WHEREOF, Xpedior Incorporated has caused this Convertible Note to be executed by David N. Campbell, its President and Chief Executive Officer, as of this 15th day of June, 2000.

                                    XPEDIOR INCORPORATED



                                    By:/s/David Campbell
                                       ---------------------------------
                                    Name:  David Campbell
                                    Title: President and Chief Executive Officer


[SEAL]
Attest:


By:/s/Caesar J. Belbel
   -------------------------------------
   Name:  Caesar J. Belbel
   Title: Senior Vice President and General Counsel

                                                                       Exhibit 4
                                   CERTIFICATE
                                     OF THE
                            DESIGNATIONS, PREFERENCES
                      AND RELATIVE, PARTICIPATING, OPTIONAL
                          AND OTHER SPECIAL RIGHTS AND
                  QUALIFICATIONS, LIMITATIONS AND RESTRICTIONS
                                     OF THE
             SERIES A 8 1/2% CUMULATIVE CONVERTIBLE PREFERRED STOCK
                                       OF
                              XPEDIOR INCORPORATED




                                    FILED BY:

                                  Ropes & Gray
                             One International Place
                           Boston, Massachusetts 02110

                                   CERTIFICATE
                                     OF THE
                            DESIGNATIONS, PREFERENCES
                      AND RELATIVE, PARTICIPATING, OPTIONAL
                          AND OTHER SPECIAL RIGHTS AND
                  QUALIFICATIONS, LIMITATIONS AND RESTRICTIONS
                                     OF THE
             SERIES A 8 1/2% CUMULATIVE CONVERTIBLE PREFERRED STOCK
                                       OF
                              XPEDIOR INCORPORATED

                         Pursuant to Section 151 of the
                             General Corporation Law
                            of the State of Delaware

         I, David N. Campbell, President and Chief Executive Officer of Xpedior Incorporated, a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), do hereby certify that the Board of Directors of the Corporation, at a meeting, adopted the following resolution, which resolution remains in full force and effect on the date hereof:

                  RESOLVED: That, pursuant to the authority conferred upon the Board of Directors of the Corporation by its Certificate of Incorporation (the "Certificate of Incorporation"), and pursuant to the provisions of Sections 151 and 157 of the General Corporation Law of the State of Delaware, a series of Preferred Stock of the Corporation be and hereby is created, classified and authorized, and the issuance thereof is provided for, and that the designation and number of shares, and the preferences and relative, participating, optional and other special rights and qualifications, limitations and restrictions shall be as set forth in the following Sections 1 through 9 (in addition to those set forth in the Certificate of Incorporation which are applicable to all classes and series of Preferred Stock) and in Exhibit A attached hereto and made a part hereof:

                  Section 1. Designation, Number and Par Value. The series of preferred stock shall be designated as the Series A 8 1/2% Cumulative Convertible Preferred Stock (the "Series A Preferred Stock"), and the number of shares so designated shall be 1,000,000 (which shall not be subject to increase without the prior approval of the holders (each holder of shares of Series A Preferred Stock, a "Holder" and, together with all other Holders, the "Holders") of at least two-thirds of the shares of Series A Preferred Stock then outstanding). Each share of Series A Preferred Stock shall have a par value of $.01 per share and a stated value of $50 per share (the "Stated Value").

                  Section 2. Dividends.

                  (a) (i) Holders shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available therefor, and the Corporation shall, to the extent funds are legally available therefor, pay on each Dividend Payment Date, in arrears, cumulative dividends on the Series A Preferred Stock at the rate per share (as a percentage of the Stated Value per share) equal to 8 1/2% per annum, payable in cash or shares of Common Stock, or any combination thereof, at (subject to the terms and conditions set forth herein) the option of the Corporation. Dividends on the Series A Preferred Stock shall be calculated on the basis of a 360-day year, shall accrue daily commencing on the date of the first issuance of any shares of the Series A Preferred Stock, and shall be deemed to accrue on such date whether or not earned or declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends. The party that holds of record the Series A Preferred Stock on the record date for the applicable Dividend Payment Date for any dividend payment shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available therefor, such dividend payment and any other accrued and unpaid dividends which accrued prior to such Dividend Payment Date, without regard to any sale or disposition of such Series A Preferred Stock subsequent to the applicable record date but prior to the applicable Dividend Payment Date. Except as otherwise provided in the Certificate of Incorporation or this Certificate of Designations, and except as otherwise required by law, if at any time the Corporation pays a portion, but less than the total amount, of dividends then accrued on account of the Series A Preferred Stock, such payment shall be distributed ratably among the Holders based upon the number of shares held by each Holder. In order for the Corporation to exercise its right to pay dividends in shares of Common Stock on a Dividend Payment Date, the Corporation shall, no less than 30 days prior to the Dividend Payment Date, provide each Holder notice (the "Common Stock Dividend Notice") of its intention to pay dividends in shares of Common Stock. If the Corporation elects to pay dividends in shares of Common Stock, then the number of shares of Common Stock issuable with respect to each share of Series A Preferred Stock outstanding on the record date for payment of such dividend shall be equal to the aggregate dollar value of all dividends then payable in respect of such share, divided by the Five Day Average Market Price at the applicable Dividend Payment Date.

                           (ii) If, and so often as, the Corporation shall be in
default in the payment of dividends on the Series A Preferred Stock in an amount equivalent to six quarterly dividends (whether or not consecutive, earned or declared), the number of directors of the Corporation shall thereupon, and until all dividends in default shall have been paid, be two more than the full number constituting the Board of Directors immediately prior to such default. The Holders, voting separately as a class, shall be entitled to elect two directors (the "Series A Preferred Stock Directors") to fill the vacancies resulting from such increase, and the Holders may, at a meeting called and held as hereinafter provided, elect such Series A Preferred Stock Directors to hold office until the next annual meeting of shareholders. When the special class voting rights provided for in this Section 2(a)(ii) shall have become vested, they shall remain so vested at each succeeding meeting of shareholders for the election of directors; provided, however, that such special voting rights shall become divested, and the terms of office of the Series A Preferred Stock Directors shall terminate, if and when all dividends then in default on the Series A Preferred Stock shall be paid, but always subject to the same provisions for the vesting of such special rights in case of further like defaults in the payment of dividends. No

Series A Preferred Stock Director shall, during his or her term of office, be removed from office except upon the vote of the Holders, voting separately as a class, and, regardless of any provision of the Corporation's By-laws, any vacancy caused by the death, resignation, inability to serve or removal of any Series A Preferred Stock Director shall be filled only by the vote of the Holders, voting separately as a class, at a special meeting of the Holders called for such purpose, or at the next annual meeting of shareholders. Whenever the Holders become entitled to elect Series A Preferred Stock Directors pursuant to this Section 2(a)(ii), a meeting of the Holders shall be held upon call by the Secretary of the Corporation within 60 days after receipt of a request in writing of the Holders of not less than 10% of the Series A Preferred Stock then outstanding, addressed to the Secretary at the principal office of the Corporation; provided, however, that the Corporation shall not be required to call such a special meeting if the annual meeting of shareholders is to be held within 90 days after the date of receipt of such request. The Corporation shall pay all reasonable expenses incurred in connection with the calling and holding of any such meeting (and the solicitation of proxies therefor), and the notice of the meeting shall be accompanied by a proxy statement containing such material as is then required by the applicable rules and regulations of the Securities and Exchange Commission. At all meetings of shareholders held for the purpose of electing Series A Preferred Stock Directors, the presence in person or by proxy of the Holders of 40% of the outstanding Series A Preferred Stock shall be required to constitute a quorum of such class for the election of Series A Preferred Stock Directors; provided, however, that the absence of a quorum of the Holders of Series A Preferred Stock shall not prevent the election at any such meeting (or any adjournment thereof) of any other directors by the holders of all other classes of shares having voting rights for the election of directors if the necessary quorums are present in person or by proxy at such meeting; provided further, however, that, in the absence of a quorum of the Holders of Series A Preferred Stock, the Holders of a majority of the shares of Series A Preferred Stock who are present in person or by proxy shall have the power to adjourn the election of the Series A Preferred Stock Directors from time to time, without notice other than an announcement at such meeting (or adjournment thereof), until the Holders of the requisite number of shares of Series A Preferred Stock shall be present in person or by proxy.

                           (iii) Notwithstanding anything contained in the
Certificate of Incorporation or this Certificate of Designations to the contrary, no dividends or distributions on shares of Series A Preferred Stock shall be declared by the Board of Directors of the Corporation or paid or set apart for payment by the Corporation at such time as the terms and provisions of any agreement, instrument or indenture of the Corporation relating to its indebtedness specifically prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default or event of default thereunder; provided, however, that nothing contained in the Certificate of Incorporation or this Certificate of Designations shall be construed or deemed to require the Board of Directors to declare, or the Corporation to pay or set apart for payment, any dividends or distributions on shares of Series A Preferred Stock at any time, whether permitted by any of such agreements, instruments or indentures, or not.

                  (b) Notwithstanding anything to the contrary contained in
Section 2(a)(i), the Corporation may not pay dividends on the Series A Preferred Stock in shares of Common Stock (and, except as otherwise provided below, must deliver cash in respect thereof) if, at the date of declaration of such dividend:

                           (i)      (A) the number of shares of Common Stock at
the time reserved for issuance for the payment of such dividends in shares of Common Stock on such Dividend Payment Date, together with the number of shares of Common Stock held as treasury stock, are insufficient to satisfy the Corporation's then existing obligations to issue shares of Common Stock for the payment of such dividends in shares of Common Stock on such Dividend Payment Date, or (B) the number of shares of Common Stock equal to the sum of (I) the number of shares of Common Stock at the time reserved for issuance in payment of dividends upon, or upon conversion of, the Series A Preferred Stock, (II) the number of authorized but unissued shares of Common Stock not reserved for any purpose, (III) the number of shares of Common Stock at the time reserved for issuance for all other purposes, and (IV) the number of shares of Common Stock held as treasury stock, is insufficient to satisfy the Corporation's then existing obligations to issue shares of Common Stock for all purposes (including the conversion of shares of Series A Preferred Stock);

                           (ii) the shares of Common Stock payable as a dividend
on the Series A Preferred Stock are not designated for quotation on the Nasdaq National Market or listed on the New York Stock Exchange or the American Stock Exchange;

                           (iii) the Corporation has failed to timely satisfy
its obligations with respect to any Conversion Notice and such failure shall be continuing as of such Dividend Payment Date;

                           (iv) the aggregate number of shares of Common Stock
(A) then held by the Holders (or former Holders) of Series A Preferred Stock which were issued upon the conversion of shares of Series A Preferred Stock, (B) then issuable upon conversion of any shares of Series A Preferred Stock held by the Holders, and (C) then held by the Holders (or former Holders) which were received as payment of dividends upon shares of Series A Preferred Stock, including in payment of the current dividend, exceeds (I) prior to the Three Year Date, ___________ shares (which amount is equivalent to 15% of the aggregate number of outstanding shares of Common Stock as of the Commencement
Date), or (II) on or after the Three Year Date, ___________ shares (which amount is equivalent to 17.5% of the aggregate number of outstanding shares of Common Stock as of the Commencement Date), as such amounts may be adjusted to reflect the occurrence of any of the events described in Sections 5(c)(ii), 5(c)(iii) or 5(c)(iv); or

                           (v) at any time prior to the Three Year Date, the
Five Day Average Market Price at the applicable Dividend Payment Date is less than $10 per share (subject to adjustment for stock splits, reverse stock splits, recapitalizations and similar events).

                  (c) (i) So long as any shares of Series A Preferred Stock shall remain outstanding, neither the Corporation nor any of its subsidiaries or affiliates shall (A) redeem, purchase or otherwise acquire, directly or indirectly, any Junior Securities other than the repurchase of Common Stock pursuant to employment agreements or employee or director benefit or stock plans, (B) directly or indirectly pay or declare any dividend or make any distribution upon, nor shall any distribution (other than a dividend or distribution described in Sections 5(c)(ii) or 5(c)(iii)) be made in respect of, any Junior Securities, or set aside any funds for any such payment or distribution, or (C) set aside any funds for or apply any funds to the purchase, redemption or acquisition (through a sinking fund or otherwise) of any Junior Securities.

                           (ii) So long as any shares of Series A Preferred
Stock shall remain outstanding, neither the Corporation nor any of its subsidiaries or affiliates shall take any of the actions set forth in Section 2(c)(i) with respect to Parity Stock, if any, (A) unless and until the Corporation shall have taken substantially similar actions with respect to the Series A Preferred Stock, or (B) in a manner or on terms more favorable to the holders of such Parity Stock, if any, than to the Holders of the Series A Preferred Stock.

                  Section 3. Voting Rights. Except as otherwise provided in the Certificate of Incorporation or this Certificate of Designations, and except as otherwise required by law, the Series A Preferred Stock shall have no voting rights; provided, however, that, so long as any shares of Series A Preferred Stock shall remain outstanding, the Corporation shall not, without the requisite approval of the Holders of the Series A Preferred Stock then outstanding, (a) take any of the actions described in Section 7, or (b) enter into any agreement or arrangement with respect to any other action which requires the approval of the Holders of the Series A Preferred Stock then outstanding, unless conditioned upon receipt of the requisite approval of the Holders of the Series A Preferred Stock.

                  Section 4. Liquidation Preference. Subject to applicable law, upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary (a "Liquidation"), the Holders shall be entitled to receive out of the assets of the Corporation, whether such assets are capital or surplus, for each share of Series A Preferred Stock, an amount equal to the Stated Value plus all accrued but unpaid dividends per share, whether declared or not, before any distribution or payment shall be made to the holders of any Junior Securities, and if the assets of the Corporation shall be insufficient to pay in full such amounts and all amounts payable to holders of Parity Stock, if any, then, subject to applicable law, the entire assets to be distributed to the Holders and the holders of Parity Stock, if any, shall be distributed among the Holders and the holders of Parity Stock, if any, ratably in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. The Corporation shall mail written notice of any such Liquidation to each Holder not less than 45 days prior to the payment date stated therein.

                  Section 5. Conversion.

                  (a) (i) Each share of Series A Preferred Stock is convertible by the Holder thereof into shares of Common Stock (subject to adjustment as provided in this Section 5) at the Conversion Ratio at the option of the Holder at any time and from time to time. A Holder shall effect conversions by surrendering the certificate or certificates representing the shares of Series A Preferred Stock to be converted to the Corporation, together with the form of conversion notice attached hereto as Exhibit A (the "Conversion Notice"). Each Conversion Notice shall specify the number of shares of Series A Preferred Stock to be converted and the date on which such conversion is to be effected, which date may not be prior to the date on which the Holder delivers such Conversion Notice (the "Conversion Date"). If no Conversion Date is specified in a Conversion Notice, the Conversion Date shall be deemed to be the date that the Conversion Notice is deemed delivered pursuant to Section 5(i). Subject to Section 5(b), each Conversion

Notice, once delivered, shall be irrevocable. If the Holder is converting less than all of the shares of Series A Preferred Stock represented by the certificate or certificates tendered by the Holder with the Conversion Notice, or if a conversion hereunder cannot be effected in full for any reason, the Corporation shall promptly deliver to such Holder (in the manner and within the time set forth in Section 5(b)) a certificate for such number of shares of Series A Preferred Stock as have not been converted. Except as otherwise provided in the Certificate of Incorporation or this Certificate of Designations, on and after the effective date of a conversion, the Holder entitled to receive Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of the shares of Common Stock issuable upon conversion, and the Series A Preferred Stock so converted shall no longer be deemed to be issued and outstanding.

                           (ii) Notwithstanding anything contained in the
Certificate of Incorporation or this Certificate of Designations to the contrary, in no event shall the Corporation be obligated to issue any shares of Common Stock upon conversion of a Holder's shares of Series A Preferred Stock if, based upon the number of shares of Common Stock outstanding as at the Commencement Date, such issuance would be in violation of Nasdaq Rule 4460(i)(1)(D) ("Rule 4460"), if then applicable; provided, however, that, in such event, the Corporation shall be obligated to (A) deliver (in the manner and within the time set forth in Section 5(b)) the maximum number of shares of Common Stock as would not be in violation of Rule 4460, (B) use its reasonable best efforts to take all such actions as shall be necessary or appropriate to promptly cause such issuance not to be in violation of Rule 4460, and (C) deliver the remaining shares of Common Stock (in the manner and within the time set forth in Section 5(b)) as soon as it is possible to do so other than in violation of Rule 4460; provided further, however, that in the case of clauses
(A) and (C) above, each such issuance shall be distributed ratably among the Holders based upon the number of shares of Series A Preferred Stock each Holder has requested to be converted into Common Stock.

                  (b) Not later than three Trading Days after a Conversion Date, the Corporation shall deliver to the converting Holder (i) one or more certificates representing the number of shares of Common Stock being issued upon the conversion of shares of Series A Preferred Stock, (ii) one or more certificates representing the number of shares of Series A Preferred Stock not converted, (iii) a bank check in the amount of accrued and unpaid dividends (if the Corporation has elected or is required hereunder to pay accrued dividends in cash), and (iv) if the Corporation has elected and is permitted hereunder (notwithstanding any applicable notice period) to pay accrued dividends in shares of Common Stock, one or more certificates representing such number of shares of Common Stock as are issuable on account of accrued dividends determined in accordance with Section 2(a); provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon conversion of any shares of Series A Preferred Stock until certificates evidencing such shares of Series A Preferred Stock are either delivered for conversion to the Corporation or, if so directed by the Corporation, to any transfer agent for the Series A Preferred Stock or Common Stock, or the Holder of such Series A Preferred Stock certifies to the Corporation and, if required, any such transfer agent that such certificates have been lost, stolen or destroyed and provides a bond (or other adequate security) reasonably satisfactory to the Corporation and any such transfer agent to indemnify and hold harmless the Corporation and any such transfer agent from any loss incurred by it in connection therewith. The Corporation shall, upon request of the Holder, use its reasonable best efforts to deliver any certificate or certificates required to be delivered by the

Corporation under this Section 5(b) electronically through the Depository Trust Corporation or another established clearing corporation performing similar functions. If in the case of any Conversion Notice such certificate or certificates, including for purposes hereof, any shares of Common Stock to be issued on the Conversion Date on account of accrued but unpaid dividends hereunder, are not delivered to or as directed by the applicable Holder by the close of business on the third Trading Day after the Conversion Date, the Holder shall be entitled by written notice to the Corporation at any time on or before its receipt of such certificate or certificates thereafter, to rescind such conversion, in which event the Corporation shall immediately return the certificates representing the shares of Series A Preferred Stock tendered to it for conversion and thereupon the Holder shall no longer be treated as a record holder of the shares of Common Stock issuable upon conversion.

                  (c) (i) The conversion price for each share of Series A Preferred Stock (the "Conversion Price") on any Conversion Date shall be equal to $37.50; provided, however, that (A) if on the first anniversary of the Commencement Date (the "One Year Date") the Thirty Day Average Market Price of the Common Stock (the "One Year Reset Price") is less than the then effective Conversion Price, then on and after the One Year Date the Conversion Price shall be equal to the One Year Reset Price, (B) if on the second anniversary of the Commencement Date (the "Two Year Date") the Thirty Day Average Market Price of the Common Stock (the "Two Year Reset Price") is less than the then effective Conversion Price, then on and after the Two Year Date the Conversion Price shall be equal to the Two Year Reset Price, and (C) if on the third anniversary of the Commencement Date (the "Three Year Date") the Thirty Day Average Market Price of the Common Stock (the "Three Year Reset Price") is less than the then effective Conversion Price, then on and after the Three Year Date the Conversion Price shall be equal to 95% of the Three Year Reset Price. The Conversion Price determined in accordance with this Section 5(c)(i) shall be subject to further adjustment as set forth in Sections 5(c)(ii), 5(c)(iii) and 5(c)(iv).

                           (ii) If the Corporation, at any time after the
Commencement Date, shall (A) pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock payable in shares of Common Stock, (B) subdivide any outstanding shares of Common Stock into a larger number of shares, (C) combine any outstanding shares of Common Stock into a smaller number of shares, or (D) issue by reclassification of shares of Common Stock any shares of capital stock of the Corporation, then the Conversion Price shall be adjusted by multiplying the Conversion Price then in effect by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding before such event, and the denominator of which shall be the number of shares of Common Stock outstanding after such event. Such adjustment shall be made each time any such dividend, distribution, subdivision, combination or reclassification is made and shall become effective (X) immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, or (Y) immediately after the effective date in the case of a subdivision, combination or re-classification.

                           (iii) If the Corporation, at any time after the
Commencement Date, shall distribute to all holders of Common Stock as a class (and not to Holders) evidences of its indebtedness or assets, then in each such case the Conversion Price at which each share of Series A Preferred Stock shall thereafter be convertible shall be adjusted by multiplying the Conversion Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction, the denominator of which shall be the Five Day Average Market Price of Common Stock determined as of the record date mentioned above, and the numerator of which shall be such Five Day Average Market Price of the Common Stock on such record date less the then fair market value at such record date of the portion of such assets or the value of such evidence of indebtedness so distributed applicable to one outstanding share of Common Stock as determined by the Board of Directors in good faith; provided, however, that in the event of a distribution exceeding 10% of the net assets of the Corporation, such fair market value shall be determined by a nationally recognized or major regional investment banking firm or firm of independent certified public accountants of recognized standing (which may be the firm that regularly examines the financial statements of the Corporation) (an "Appraiser") selected in good faith by the Corporation and reasonably acceptable to the Holders of a majority in interest of the shares of Series A Preferred Stock then outstanding. Such adjustment shall be made each time any such distribution is made and shall become effective immediately after the record date mentioned above.

                           (iv)     (A) If the Corporation, at any time after
the Commencement Date, shall issue or sell any shares of Common Stock (other than (I) in payment of a dividend upon, or upon the conversion of, shares of Series A Preferred Stock, or (II) upon exercise or conversion of warrants, options or convertible or exchangeable securities outstanding as of the Commencement Date) without consideration or at a price per share that is less than the Five Day Average Market Price in effect immediately prior to such issuance or sale, then in each such case the Conversion Price, upon each such issuance or sale, shall be lowered to that price determined by multiplying the Conversion Price then in effect by a fraction, the numerator of which shall be the sum of the number of shares of Common Stock outstanding immediately prior to such issuance or sale plus the number of shares of Common Stock which the aggregate consideration, if any, received by the Corporation for such additional shares of Common Stock so issued or sold would purchase at the Five Day Average Market Price then in effect, and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance or sale plus the number of such additional shares of Common Stock so issued or sold.

                                    (B) For purposes of this Section 5(c)(iv),
the issuance (or adjustment in exercise or purchase price) of any warrants, options, subscriptions or other purchase rights with respect to shares of Common Stock (other than to all holders of Common Stock as a class), and the issuance (or adjustment in conversion price or exchange ratio) of any securities convertible into or exchangeable for shares of Common Stock (or the issuance or adjustment in exercise or purchase price of any warrants, options, subscriptions or other purchase rights with respect to such convertible or exchangeable securities) shall be deemed to be an issuance at such time of shares of Common Stock, and shall be subject to the provisions of Section 5(c)(iv)(A), if the Five Day Average Market Price then in effect is greater than an amount equal to
(I) the sum of the aggregate consideration, if any, received by the Corporation for the issuance of such warrants, options, subscriptions, other purchase rights and/or convertible or exchangeable securities, plus the minimum amount of consideration, if any, payable to the Corporation upon the exercise, purchase, conversion or exchange thereof, divided by (II) the aggregate number of shares of Common Stock that would be issued if all such warrants, options, subscriptions, other purchase rights and/or convertible and exchangeable securities were exercised, purchased, converted or exchanged, in each case determined as of the date of issuance or sale (or adjustment in exercise, purchase or conversion price or exchange ratio), without giving effect to any possible future upward price adjustments or rate adjustments. For purposes of this Section 5(c)(iv), if a part or all of the consideration received by the Corporation in connection with such issuance or sale shall consist of property other than cash, then the fair market value of such property shall be determined by the Board of Directors in good faith; provided, however, that in the event the aggregate number of shares of Common Stock subject to issuance or sale exceeds 10% of the shares of Common Stock outstanding immediately prior to the issuance or sale of such warrants, options, subscriptions, other purchase rights and/or convertible or exchangeable securities, then the fair market value of such property shall be determined by an Appraiser.

                           (v) All calculations under this Section 5 shall be
made to the nearest whole cent or the nearest 1/100th of a share, as the case may be.

                           (vi) Whenever the Conversion Price is adjusted
pursuant to this Section 5(c), the Corporation shall promptly give notice to each Holder, which notice shall set forth the Conversion Price after such adjustment and a brief statement of the facts requiring such adjustment.

                           (vii) If:

                                    (A) the Corporation shall declare a dividend
(or any other distribution) on its Common Stock;

                                    (B) the Corporation shall declare a special
non-recurring cash dividend on its Common Stock;

                                    (C) the Corporation shall authorize the
granting to all holders of the Common Stock, as a class, rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights;

                                    (D) the approval of any stockholders of the
Corporation shall be required in connection with any reclassification of the Common Stock of the Corporation, any consolidation or merger to which the Corporation is a party, or any sale or transfer of all or substantially all of the assets of the Corporation; or

                                    (E) the Corporation shall authorize the
voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation;

then the Corporation shall cause to be filed at each office or agency maintained for the purpose of conversion and transfer of Series A Preferred Stock, and shall cause to be mailed to each of the Holders at their last addresses as they shall appear upon the stock books of the Corporation, at least 30 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (I) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, redemption, rights or warrants are to be determined, or (II) the date on which such reclassification, consolidation, merger, sale or transfer is expected by the Corporation to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale or transfer.

                  (d) If at any time conditions shall arise by reason of action taken by the Corporation which in the opinion of the Board of Directors are not adequately covered by the other provisions hereof and which would materially and adversely affect the rights of the Holders (different than or distinguished from the effect generally on rights of holders of any class of the Corporation's capital stock), or if at any time any such conditions are expected by the Corporation to arise by reason of any action contemplated by the Corporation, the Corporation shall mail a written notice briefly describing the action contemplated and the material adverse effects of such action on the rights of the Holders at least 30 calendar days prior to the effective date of such action, and an Appraiser selected by the Corporation and reasonably acceptable to the Holders of a majority in interest of the Series A Preferred Stock then outstanding shall give its opinion as to the adjustment, if any (not inconsistent with the standards established in this Section 5), of the Conversion Price (including, if necessary, any adjustment as to the securities into which shares of Series A Preferred Stock may thereafter be convertible) and any distribution which is or would be required to preserve without diluting the rights of the Holders. To the extent permitted by applicable law and stock exchange or Nasdaq rules, the Corporation shall make the adjustment recommended forthwith upon the receipt of such opinion or the taking of any such action contemplated, as the case may be; provided, however, that no such adjustment of the Conversion Price shall be made which in the opinion of the Appraiser would result in an increase of the Conversion Price to more than the Conversion Price then in effect.

                  (e) The Corporation shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of issuance in payment of dividends upon, and upon conversion of, the Series A Preferred Stock as herein provided, free from preemptive rights or any other actual or contingent purchase rights of Persons other than the Holders (in their capacity as Holders), not less than the number of shares of Common Stock as shall be issuable (taking into account the adjustments and restrictions of Section 5(c)) in payment of dividends upon, or upon the conversion of, all outstanding shares of Series A Preferred Stock assuming the payment of all future dividends in shares of Common Stock in accordance with the terms hereof. All shares of Common Stock that shall be so issuable shall, upon issue, be duly authorized, validly issued and fully paid and non-assessable. At such time as the Corporation would be, if a notice of conversion were to be delivered on such date, precluded from converting the then outstanding Series A Preferred Stock by reason of an insufficient number of authorized shares of Common Stock then being authorized for issuance, the Corporation shall promptly prepare and mail to the shareholders of the Corporation proxy materials requesting authorization to amend the Corporation's Certificate of Incorporation to increase the number of shares of Common Stock which the Corporation is authorized to issue to at least a number of shares equal to the sum of (i) all shares of Common Stock then outstanding, (ii) the number of shares of Common Stock issuable on account of all outstanding warrants, options and convertible securities (other than the Series A Preferred Stock) and on account of all shares reserved under any stock option, stock purchase or similar plan or agreement, and (iii) the number of shares of Common Stock as would then be issuable in payment of dividends upon, and upon conversion in full of, the Series A Preferred Stock, assuming the payment of all future dividends in shares of Common Stock in accordance with the terms hereof. In connection therewith, the Corporation shall use reasonable efforts to cause its Board of Directors to (i) adopt proper resolutions authorizing such increase, (ii) recommend to and otherwise use its reasonable best efforts to promptly and duly obtain shareholder approval to carry out such resolutions (and hold a special meeting of the shareholders no later than the 60th day after delivery of the proxy materials to the shareholders relating to such meeting), and (iii) within five Trading Days of obtaining such shareholder authorization, file an appropriate amendment to the Corporation's Certificate of Incorporation to evidence such increase.

                  (f) Upon a conversion hereunder, the Corporation shall not be required to issue certificates representing fractions of shares of Common Stock, but may, to the extent permitted by applicable law, make a cash payment in respect of any final fraction of a share based on the Five Day Average Market Price as at the applicable Conversion Date.

                  (g) The issuance of certificates for shares of Common Stock upon conversion of Series A Preferred Stock shall be made without charge to the Holders thereof for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificates; provided, however, that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holder of such shares of Series A Preferred Stock so converted, and that the Corporation shall not be required to issue or deliver such certificates unless or until the Person or Persons requesting the issuance thereof shall have paid to the Corporation the amount of any such tax or shall have established to the satisfaction of the Corporation that any such tax has been paid.

                  (h) Shares of Series A Preferred Stock converted into Common Stock shall be canceled and shall have the status of authorized but unissued shares of undesignated Preferred Stock.

                  (i) Except as may otherwise be required by applicable law, any and all notices or other communications or deliveries to be provided by the Holders hereunder, including, without limitation, any Conversion Notice, shall be in writing and delivered personally, transmitted by facsimile, sent by a nationally recognized overnight courier service or sent by certified or registered mail, postage prepaid, addressed to the attention of the President of the Corporation, with a copy to the Corporation's General Counsel (provided that the failure to send a copy of such notice to the Corporation's General Counsel shall not affect the validity of such notice), at the facsimile telephone number or address of the principal place of business of the Corporation as set forth in the Purchase Agreement, or at such other facsimile number or address as the Corporation may notify the Holders in writing from time to time. Except as otherwise specifically provided herein, any and all notices or other communications or deliveries to be provided by the Corporation hereunder shall be delivered in accordance with the provisions of the Purchase Agreement and deemed given on the date or time provided therein.

                  Section 6. Optional Conversion. If at any time (the "225% Date") after the One Year Date (a) the Per Share Market Value for at least 30 consecutive Trading Days (provided, however, that, for purposes of such calculation, at the option of the Corporation, any Trading Day during such 30-Trading-Day period on which a Holder sets the last closing bid price on the Common Stock shall not be used in such calculation, in which case the first Trading Day preceding such 30-Trading-Day period on which no Holder set the last closing bid price on the

Common Stock shall be used for determining such calculation) is greater than 225% of the then effective Conversion Price (as adjusted in accordance with Section 5(c)), and (b) the average daily trading volume of the Common Stock on the Nasdaq National Market (or such other stock exchange or quotation system on which the shares of Common Stock are listed or quoted) for such 30 consecutive Trading Days exceeds 100,000 shares (as adjusted in accordance with Section 5(c)), then the Corporation shall, at its option, have the right to cause the conversion of all, but not less than all, of the then outstanding shares of Series A Preferred Stock into Common Stock in accordance with the terms of this Certificate of Designations at the Conversion Price in effect on the date of the 225% Conversion Notice. If the Corporation elects to cause such a conversion, it shall, within 15 days after the 225% Date, give written notice (the "225% Conversion Notice") to the Holders of its intent to cause the conversion of the Series A Preferred Stock on the date which is 30 days subsequent to the date of the 225% Conversion Notice (the "225% Conversion Date"); provided, however, that no such conversion shall be permitted unless at the time of the delivery of the 225% Conversion Notice and on the 225% Conversion Date, (x) the shares of Common Stock which would be issuable upon conversion of the Series A Preferred Stock are designated for quotation or listed for trading on the Nasdaq National Market, the New York Stock Exchange or the American Stock Exchange, and (y) the Corporation has duly reserved for issuance the shares of Common Stock which would be issuable upon such conversion.

                  Section 7. Protective Provisions. So long as any shares of Series A Preferred Stock shall remain outstanding, except as otherwise provided herein or by applicable law, the Corporation shall not, without first obtaining the approval of the Holders of at least two-thirds of the then outstanding shares of Series A Preferred Stock:

                  (a) alter or change the rights, preferences or privileges of the Series A Preferred Stock so as to affect adversely the Series A Preferred Stock as a class; provided, however, that neither the designation, creation or issuance of any Junior Stock or Parity Stock shall be deemed to affect adversely the Series A Preferred Stock as a class;

                  (b) create any new class or series of capital stock having a preference over the Series A Preferred Stock as to redemption, conversion, the payment of dividends or distribution of assets upon a Liquidation Event or any other liquidation, dissolution or winding up of the Corporation;

                  (c) increase the authorized number of shares of Series A Preferred Stock; or

                  (d) issue any shares of Series A Preferred Stock.

                  Section 8. Definitions. For the purposes hereof, the following terms shall have the following meanings:


                  "Appraiser" shall have the meaning set forth in Section 5(c)(iii).

                  "Certificate of Incorporation" shall have the meaning set forth in the resolution creating the Series A Preferred Stock.

                  "Commencement Date" means June 15, 2000.

                  "Common Stock" means the common stock, $.01 par value per share, of the Corporation, and any stock of any other class into which such shares may hereafter have been reclassified or changed.

                  "Common Stock Dividend Notice" shall have the meaning set forth in Section 2(a)(i).

                  "Conversion Date" shall have the meaning set forth in Section 5(a)(i).

                  "Conversion Notice" shall have the meaning set forth in
Section 5(a)(i).

                  "Conversion Price" shall have the meaning set forth in Section 5(c)(i).

                  "Conversion Ratio" with respect to a share of Series A Preferred Stock means, at any time, a fraction, the numerator of which is the Stated Value of such share, and the denominator of which is the Conversion Price as at such time.

                  "Corporation" shall have the meaning set forth in the introduction to this Certificate of Designations.

                  "Dividend Payment Date" shall mean March 31, June 30, September 30 and December 31 of each year, commencing on September 30, 2000, and each Conversion Date.

                  "Five Day Average Market Price" as at any date shall mean the average Per Share Market Value for the five Trading Days immediately preceding, but not including, such date; provided, however, that, at the option of the Corporation, any Trading Day during such five-Trading-Day period on which a Holder sets the last closing bid price on the Common Stock shall not be used for determining the Five Day Average Market Price, in which case the first Trading Day preceding such five-Trading-Day period on which no Holder set the last closing bid price on the Common Stock shall be used for determining the Five Day Average Market Price.

                  "Holder" or "Holders" shall have the meaning set forth in
Section 1.

                  "Junior Securities" means the Common Stock and all other equity securities of the Corporation, other than Series A Preferred Stock and Parity Stock, if any.

                  "Liquidation" shall have the meaning set forth in Section 4.

                  "One Year Date" shall have the meaning set forth in Section 5(c)(i).

                  "One Year Reset Price" shall have the meaning set forth in
Section 5(c)(i).

                  "Parity Stock" means any capital stock of the Corporation that ranks on parity with the Series A Preferred Stock as to redemption, conversion, the payment of dividends or distribution of assets upon a Liquidation Event or any other liquidation, dissolution or winding up of the Corporation.

                  "Per Share Market Value" as at any particular date means (a) the closing bid price per share of the Common Stock on such date on the Nasdaq National Market or other principal stock exchange or quotation system on which the Common Stock is then listed or quoted or, if there is no such price as at such date, then the closing bid price on such exchange or quotation system as at the date nearest preceding such date, or (b) if the Common Stock is not listed or quoted then on the Nasdaq National Market or any other national securities exchange or quotation system, the closing bid price for a share of Common Stock in the over-the-counter market, as reported by the OTC Bulletin Board or in the National Quotation Bureau Incorporated (or any similar organization or agency succeeding to its functions of reporting prices) as at the close of business on such date, or (c) if the Common Stock is not then reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding to its functions of reporting prices), then the average of the "Pink Sheet" bid quotes for the relevant day, as determined in good faith by the Holder, or (d) if the Common Stock is not then publicly traded, the fair market value of a share of Common Stock on such date as determined by an Appraiser selected in good faith by the Corporation and reasonably acceptable to Holders of a majority in interest of the shares of the Series A Preferred Stock then outstanding.

                  "Person" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

                  "Purchase Agreement" means the Purchase Agreement, dated as of June 15, 2000, by and between the Corporation and PSINet Inc., a New York corporation, a copy of which is available for inspection at the principal corporate office of the Corporation.

                  "Registration Rights Agreement" means the Registration Rights Agreement, dated as of June 15, 2000 by and among the Corporation and the original Holders of the Series A Preferred Stock, a copy of which is available for inspection at the principal corporate office of the Corporation.

                  "Rule 4460" shall have the meaning set forth in Section 5(a)(ii).

                  "Securities Act" means the Securities Act of 1933, as amended.

                  "Series A Preferred Stock" shall have the meaning set forth in
Section 1.

                  "Series A Preferred Stock Directors" shall have the meaning set forth in Section 2(a)(ii).

                  "Stated Value" shall have the meaning set forth in Section 1.

                  "Trading Day" means (a) a day on which the Common Stock is traded on the Nasdaq National Market or other principal stock exchange or quotation system on which the Common Stock is then listed or quoted, or (b) if the Common Stock is not listed or quoted on the Nasdaq National Market or any other national securities exchange or quotation system, a day on which the Common Stock is traded in the over-the-counter market, as reported by the OTC Bulletin Board, or (c) if the Common Stock is not quoted on the OTC Bulletin Board, a day on which the Common Stock is quoted in the over-the-counter market as reported by the National

Quotation Bureau Incorporated (or any similar organization or agency succeeding to its functions of reporting prices).

                  "Three Year Date" shall have the meaning set forth in Section 5(c)(i).

                  "Three Year Reset Price" shall have the meaning set forth in
Section 5(c)(i).

                  "Two Year Date" shall have the meaning set forth in Section 5(c)(i).

                  "Two Year Reset Price" shall have the meaning set forth in
Section 5(c)(i).

                  "225% Date" shall have the meaning set forth in Section 6.

                  "225% Conversion Date" shall have the meaning set forth in
Section 6.

                  "225% Conversion Notice" shall have the meaning set forth in
Section 6.

                  Section 9. Tax Withholding. Notwithstanding any provision hereof to the contrary, all payments, distributions or transfers in respect of the Series A Preferred Stock shall be subject to such withholdings as may be required by applicable law.

         IN WITNESS WHEREOF, Xpedior Incorporated has caused this Certificate to be executed by David N. Campbell, its President and Chief Executive Officer, as of this ___ day of _______, 2000.

                                            XPEDIOR INCORPORATED



                                            By:
                                               ----------------------------
                                               Name:
                                               Title:

                                    EXHIBIT A

                              NOTICE OF CONVERSION

                            AT THE ELECTION OF HOLDER

(To be executed by the registered Holder in order to convert shares of Series A
8 1/2% Cumulative Convertible Preferred Stock)

The undersigned hereby elects to convert the number of shares of Series A 8 1/2% Cumulative Convertible Preferred Stock of Xpedior Incorporated (the "Corporation") indicated below, into the number of shares of the Corporation's common stock, par value $.01 per share (the "Common Stock"), indicated below, as of the date written below. If shares are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto, if any, and is delivering herewith such certificates and opinions as reasonably requested by the Corporation in connection therewith. No fee will be charged to the Holder for any conversion, except for such transfer taxes, if any.

Conversion calculations:



--------------------------------------------------------------------------------
                            Date to Effect Conversion


--------------------------------------------------------------------------------
           Number of shares of Series A 8 1/2% Cumulative Convertible
                        Preferred Stock to be Converted


--------------------------------------------------------------------------------
                  Number of shares of Common Stock to be Issued


--------------------------------------------------------------------------------
                           Applicable Conversion Price



                                    --------------------------------------------
                                    Signature

                                    --------------------------------------------
                                    Name

                                    --------------------------------------------
                                    Address

                                                                       Exhibit 5

                          REGISTRATION RIGHTS AGREEMENT

         This REGISTRATION RIGHTS AGREEMENT (this "Agreement"), dated as of June 15, 2000, is entered into by and between PSINet INC., a New York corporation ("PSINet"), and XPEDIOR INCORPORATED, a Delaware corporation ("Xpedior"). Capitalized terms used in this Agreement and not defined in context shall have the meanings ascribed to them in Section 5(h).

         WHEREAS, this Agreement is made pursuant to the Purchase Agreement, dated as of June 15, 2000, by and between PSINet and Xpedior (the "Purchase Agreement");

         NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

         1. Demand Shelf Registration.

                  (a) Subject to Section 2(f), from time to time, on or prior to the 60th day (or, if such date is not a Trading Day, the next Trading Day following such 60th day) (the "Filing Date") after the delivery to Xpedior by Holders of a majority in interest of the Registrable Securities of a notice (the "Demand Notice") demanding that Xpedior register such Holders' Registrable Securities, Xpedior shall prepare and file with the SEC a "shelf" Registration Statement covering all or any portion of the Registrable Securities for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act; provided, however, that the Holders may only deliver three Demand Notices pursuant to this Section 1. Such Registration Statement shall be on Form S-3 or, if Xpedior is not then eligible to register the Registrable Securities for resale on Form S-3, such Registration Statement shall be on another appropriate form in accordance herewith, which form shall be reasonably acceptable to the Holders. Subject to Section 2(f), Xpedior shall use its reasonable best efforts to cause such Registration Statement to be declared effective under the Securities Act within 120 days after the delivery of the applicable Demand Notice, but in any event no later than the date which is the earlier of the fifth day after (i) Xpedior is advised by the SEC that the SEC has no additional comments to such Registration Statement, and (ii) Xpedior receives a "no review" notice from the SEC (or, if such date is not a Trading Day, the next Trading Day following such date) (in each case, the "Effectiveness Date"), and to keep such Registration Statement continuously effective under the Securities Act until the date which is two years after the applicable Effectiveness Date or such earlier date when all Registrable Securities covered by such Registration Statement have been sold or may be sold without volume restrictions pursuant to Rule 144 under the Securities Act, as determined by counsel to Xpedior (in each case, the "Effectiveness Period"). If an additional Registration Statement is required to be filed because the actual number of shares of Common Stock into which the Series A Preferred Stock is convertible exceeds the number of shares of Common Stock initially registered in respect of the Series A Preferred Stock, subject to Section 2(f) Xpedior shall have 30 Trading Days to file such additional Registration Statement. Once the third Registration Statement filed pursuant to this Section 1(a) is declared effective by the SEC, the Holders of the Series A Preferred Stock shall not have the right to make any additional demands for registration under this Section 1(a), other than demands to register additional shares of Common Stock in the circumstances set forth in the preceding sentence.

                  (b) If the Holders of a majority of the Registrable Securities so elect, an offering of Registrable Securities pursuant to a Registration Statement may be effected in the form of an Underwritten Offering, certain costs and expenses of which will be paid in accordance with Section 3(b), provided that a managing underwriter is selected pursuant to Section 1(c). Xpedior shall not be required to effect more than three Underwritten Offerings under this Agreement and shall not be required to effect an Underwritten Offering unless at the time of a written request of the Holders electing an Underwritten Offering the average daily trading volume of the Common Stock on the Nasdaq National Market (or such other market or quotation system on which Xpedior's Common Stock is then quoted or listed) during the period of 60 days immediately prior to such request shall be less than 50,000 shares (subject to adjustment for stock splits, reverse stock splits, recapitalizations and similar events). In such event, and if the managing underwriter advises Xpedior and such Holders in writing that in its opinion the amount of Registrable Securities proposed to be sold in such Underwritten Offering exceeds the amount of Registrable Securities which can be sold in such Underwritten Offering, there shall be included in such Underwritten Offering only the amount of such Registrable Securities which in the opinion of such managing underwriter can be sold, and such amount shall be allocated pro rata among the Holders proposing to sell Registrable Securities in such Underwritten Offering.

                  (c) If any of the Registrable Securities are to be sold in an Underwritten Offering, the managing underwriter that will administer such offering (which managing underwriter shall be of national standing and reputation) shall be selected by the participating Holders with the consent of Xpedior, which consent shall not be unreasonably withheld, delayed or conditioned. No Holder may participate in any Underwritten Offering hereunder unless such Person (i) agrees to sell its Registrable Securities on the basis provided in any underwriting agreements described in Section 2(a)(xii), and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such arrangements. No Holder may participate in any registration hereunder unless such Holder executes and delivers an agreement not to divulge any proprietary or confidential information of Xpedior or any of its subsidiaries which becomes known to such Holder in connection with any such registration.

         2. Registration Procedures.

                  (a) In connection with each of Xpedior's registration obligations hereunder, Xpedior shall:

                           (i) Not less than seven Trading Days (or such longer
period as may be reasonably practicable) prior to the intended filing date of the Registration Statement or any related Prospectus, or of any amendment or supplement thereto (excluding any document that would be incorporated or deemed to be incorporated therein by reference), Xpedior shall (A) furnish to the Holders, any one firm of counsel to the Holders (their "Special Counsel") and any managing underwriter copies of all such documents proposed to be filed, which documents (other than those incorporated or deemed to be incorporated by reference) shall be subject to the review of such Holders, their Special Counsel and such managing underwriter, and (B) cause its officers, directors, counsel and independent certified public accountants to respond to such inquiries as shall be necessary, in the reasonable opinion of respective counsel to such Holders and any managing underwriter, to conduct a reasonable investigation within the meaning of the Securities Act. Xpedior shall not file any such Registration Statement or any such Prospectus, or any amendments or supplements thereto, to which the Holders of a majority of the Registrable Securities, their Special Counsel or any managing underwriter shall reasonably object in writing within four Trading Days of their receipt thereof, in which case Xpedior shall revise such Registration Statement and Prospectus substantially in accordance with the reasonable comments of the Holders of a majority of the Registrable Securities, their Special Counsel or any managing underwriter until such Person approves such Registration Statement and Prospectus for filing. If Xpedior is unable to file such Registration Statement with the SEC by the Filing Date solely because of the additional time necessary to address such comments, then the Filing Date shall be extended by the amount of time reasonably necessary for Xpedior to make the necessary revisions to such Registration Statement and Prospectus in order to receive filing approval from such Person.

                           (ii)     (A) Prepare and file with the SEC such
amendments, including post-effective amendments, to the Registration Statement as may be necessary to keep such Registration Statement continuously effective as to the Registrable Securities throughout the applicable Effectiveness Period,
(B) cause the related Prospectus to be amended or supplemented by any required Prospectus supplement, and as so supplemented or amended to be filed pursuant to Rule 424 under the Securities Act, (C) respond as promptly as practicable to any comments received from the SEC with respect to the Registration Statement, the Prospectus or any amendment thereto and promptly provide the Holders true and complete copies of all correspondence from and to the SEC relating to the Registration Statement and the Prospectus, and (D) comply with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all Registrable Securities covered by the Registration Statement during the applicable period in accordance with the intended methods of disposition by the Holders thereof set forth in the Registration Statement, as so amended or supplemented.

                           (iii) Notify the Holders of Registrable Securities to
be sold, their Special Counsel and any managing underwriter as promptly as practicable (and, in the case of (A)(I) below, not less than three days prior to such filing) and, if requested by any such Person, confirm such notice in writing no later than two Trading Days following the day, (A)(I) when a Prospectus or any Prospectus supplement or post-effective amendment to the Registration Statement is proposed to be filed, (II) when the SEC notifies Xpedior whether there will be a "review" of such Registration Statement and whenever the SEC comments in writing on such Registration Statement, and (III) with respect to the Registration Statement or any post-effective amendment, when the same has become effective, (B) of any request by the SEC or any other Federal or state governmental authority for amendments or supplements to the Registration Statement or Prospectus or for additional information, (C) of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement covering any or all of the Registrable Securities or the initiation of any Proceedings for that purpose, (D) of the receipt by Xpedior of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose, and (E) of the occurrence of any event that could reasonably be expected to make any statement made in the Registration Statement or Prospectus, or in any document incorporated or deemed to be incorporated therein by reference, untrue in any material respect or that requires any revisions to the Registration Statement, Prospectus or other documents such that, in the case of the Registration Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that Xpedior shall not be required to provide the Holders with the details of any such event if Section 2(f) shall be applicable to such event.

                           (iv) Use its reasonable best efforts to avoid the
issuance of, or, if issued, obtain the withdrawal of, (A) any order suspending the effectiveness of the Registration Statement, or (B) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, as soon as reasonably practicable.

                           (v) If requested by any managing underwriter or by
Holders of a majority in interest of the Registrable Securities to be sold in connection with an Underwritten Offering, (A) promptly incorporate into a Prospectus supplement or post-effective amendment to the Registration Statement such information concerning the manner of distribution of Registrable Securities as such managing underwriter and such Holders reasonably agree should be included therein, and (B) make all required filings of such Prospectus supplement or such post-effective amendment as soon as practicable after Xpedior has received notification of the matters to be incorporated in such Prospectus supplement or post-effective amendment; provided, however, that Xpedior shall not be required to take any action pursuant to this Section 2(a)(v) that would, in the opinion of counsel for Xpedior, violate applicable law or be materially detrimental to the business prospects of Xpedior.

                           (vi) Furnish to each Holder, their Special Counsel
and any managing underwriter, without charge, at least one conformed copy of each Registration Statement and each amendment thereto, including financial statements and schedules, all documents incorporated or deemed to be incorporated therein by reference, and all exhibits thereto, to the extent requested by such Person (including those previously furnished or incorporated by reference) promptly after the filing of such documents with the SEC.

                           (vii) Promptly deliver to each Holder, their Special
Counsel and any underwriters, without charge, as many copies of the Prospectus (including each form of prospectus), and each amendment or supplement thereto, as such Persons may reasonably request; and Xpedior hereby consents to the use of such Prospectuses and each amendment or supplement thereto by each of the selling Holders and any underwriters in connection with the offering and sale of the Registrable Securities covered by such Prospectuses and any amendment or supplement thereto.

                           (viii) Prior to any public offering of Registrable
Securities, (A) use its reasonable best efforts to register or qualify, or cooperate with the selling Holders, any underwriters and their Special Counsel in connection with the registration or qualification (or exemption from such registration or qualification) of, such Registrable Securities for offer and sale under the securities or "Blue Sky" laws of such jurisdictions within the United States as any Holder or underwriter requests in writing, (B) keep each such registration or qualification (or exemption therefrom) continuously effective throughout the applicable Effectiveness Period, and (C) do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Registrable Securities covered by a Registration Statement; provided, however, that Xpedior shall not be required to (X) qualify generally to do business in any jurisdiction where it is not then so qualified, (Y) take any action that would subject it to general service of process in any jurisdiction where it is not then so subject, or (Z) subject Xpedior to any material tax in any jurisdiction where it is not then so subject.

                           (ix) Cooperate with the Holders and any managing
underwriter to facilitate the timely preparation and delivery of certificates representing the Registrable Securities to be sold pursuant to a Registration Statement, which certificates shall be free, to the extent permitted by applicable law, of all restrictive legends, and to enable such Registrable Securities to be in such denominations, and registered in such names, as any such managing underwriter or Holders may request at least two Trading Days prior to any sale of Registrable Securities.

                           (x) Upon the occurrence of any event contemplated by
Section 2(a)(iii)(E), except as contemplated by Section 2(f), as promptly as reasonably practicable, prepare a supplement or amendment, including a post-effective amendment, to the Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required documents such that, as thereafter delivered, neither the Registration Statement nor such Prospectus will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                           (xi)     (A) On or prior to the Filing Date, prepare
and file with the Nasdaq National Market (and any other securities exchange, quotation system, market or over-the-counter bulletin board, if any, on which shares of Common Stock are listed or quoted) an additional shares listing application covering the maximum number of shares of Common Stock issuable in payment of dividends upon, or upon conversion of, the Series A Preferred Stock (assuming all dividends are paid in shares of Common Stock ), (B) use its reasonable best efforts to cause such shares of Common Stock to be approved for listing on the Nasdaq National Market (and any other securities exchange, quotation system, market or over-the-counter bulletin board, if any, on which shares of Common Stock are listed or quoted) on or before the applicable Effectiveness Date, including preparing and filing any amendments, supplements or exhibits thereto, (C) promptly provide to the Holders evidence of such listing(s), (D) use its reasonable best efforts to keep such listing(s) continuously effective throughout the applicable Effectiveness Period, and (E) if at any time during the applicable Effectiveness Period the number of shares of Common Stock issuable in payment of dividends upon, or upon conversion of, the Series A Preferred Stock shall be greater than the number of shares listed pursuant to clause (A) above, promptly file one or more additional shares listing applications, and promptly take such other actions, such that the number of shares so issuable shall equal or exceed the number of shares so listed.

                           (xii) Enter into such agreements (including, if
applicable, an underwriting agreement in form, scope and substance as is customary in underwritten offerings) and take all such other actions in connection therewith (including those reasonably requested by any managing underwriter and the Holders of a majority in interest of the Registrable Securities being sold) in order to expedite or facilitate the disposition of such Registrable Securities, and whether or not an underwriting agreement is entered into, (A) make such representations and warranties to such Holders as may be deemed to be underwriters for purposes of Section 2(a)(11) of the Securities Act ("Requesting Holders") and any underwriters as are customarily made by issuers to underwriters in underwritten offerings, and confirm the same if and when reasonably requested, (B) immediately prior to the effectiveness of the Registration Statement and, in the case of an Underwritten Offering, at the time of delivery of any Registrable Securities sold pursuant thereto, obtain and deliver copies of opinions of counsel to Xpedior (and updates thereof) addressed to such Requesting Holders and the managing underwriter, if any, in form, scope and substance reasonably satisfactory to any such managing underwriter and Special Counsel to such Requesting Holders covering the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by such Special Counsel and managing underwriter,
(C) immediately prior to the effectiveness of the Registration Statement, and, in the case of an Underwritten Offering, at the time of delivery of any Registrable Securities sold pursuant thereto, obtain and deliver copies to such Holders and the managing underwriter, if any, of "comfort" letters (and updates thereof) from the independent certified public accountants of Xpedior (and, if necessary, any other independent certified public accountants of any Subsidiary of Xpedior or of any business acquired by Xpedior for which financial statements and financial data is, or is required to be, included in the Registration Statement), addressed to each such Requesting Holder and each underwriter, if any, in form and substance as are customary in connection with underwritten offerings, (D) if an underwriting agreement is entered into, the same shall contain indemnification provisions and procedures no less favorable to the selling Holders and the underwriters, if any, than those set forth in Section 4 (or such other provisions and procedures acceptable to Xpedior, the managing underwriter, if any, and Holders of a majority in interest of the Registrable Securities participating in such Underwritten Offering), and (E) deliver such documents and certificates as may be reasonably requested by the Holders of a majority in interest of the Registrable Securities being sold by such Requesting Holders, their Special Counsel and any managing underwriter to evidence the continued validity of the representations and warranties made pursuant to clause
(A) above and to evidence compliance with any customary conditions contained in the underwriting agreement or other agreement entered into by Xpedior.

                           (xiii) Make available for inspection by the selling
Holders, any representative of such Holders, any underwriter participating in any disposition of Registrable Securities and any attorney or accountant retained by such selling Holders or underwriters, at the offices where normally kept, during reasonable business hours, all financial and other records, pertinent corporate documents and properties of Xpedior and its Subsidiaries, and cause the officers, directors, agents and employees of Xpedior and its Subsidiaries to supply all information in each case reasonably requested by any such Holder, representative, underwriter, attorney or accountant in connection with the Registration Statement; provided, however, that such records, documents, properties and information requested to be inspected or supplied are of the kind reasonably necessary to be inspected or obtained by the selling Holders in connection with the disposition of the Registrable Securities; provided further, however, that such persons shall agree to keep confidential all information that is determined in good faith by Xpedior in writing to be of a confidential nature at the time of delivery of such information, unless (A) disclosure of such information is required by court or administrative order or is necessary to respond to inquiries of regulatory authorities, (B) disclosure of such information, in the reasonable opinion of counsel to such Person, is required by law, (C) such information becomes generally available to the public other than as a result of a disclosure or failure to safeguard by such Person, or (D) such information becomes available to such Person from a source other than Xpedior and such source is not known by such Person to be bound by a confidentiality agreement with Xpedior.

                           (xiv) Comply with all applicable rules and
regulations of the SEC and make generally available to its security holders earning statements satisfying the provisions of Section 11(a) of the Securities Act and Rule 158 promulgated thereunder not later than 45 days after the end of any 12-month period (or 90 days after the end of any 12-month period if such period is a fiscal year) (A) commencing at the end of any fiscal quarter in which Registrable Securities are sold to underwriters in a firm commitment or best efforts Underwritten Offering, and (B) if not sold to underwriters in an Underwritten Offering, commencing on the first day of the first fiscal quarter of Xpedior after the effective date of the Registration Statement, which statement shall cover said 12-month period or such shorter period as is consistent with the requirements of Rule 158.

                  (b) Xpedior may require each selling Holder to furnish to Xpedior such information, including information regarding the distribution of such Registrable Securities, as is required by law to be disclosed in the Registration Statement, and Xpedior may exclude from such registration the Registrable Securities of any such Holder who fails to furnish such information within a reasonable time after receiving such request. The failure by Xpedior to file the Registration Statement by the Filing Date, to cause it to become effective by the applicable Effectiveness Date or to maintain its effectiveness for the applicable Effectiveness Period, if due to the breach of a Holder's obligations under this Section 2(b), shall not be deemed a breach of Xpedior's obligations under this Agreement or the Purchase Agreement with respect to such Holder; provided, however, that Xpedior's obligations to Holders that timely furnish such information shall remain in full force and effect.

                  (c) If the Registration Statement refers to any Holder by name or otherwise as the holder of any securities of Xpedior, then such Holder shall have the right to require (if such reference to such Holder by name or otherwise is not required by the Securities Act or any similar Federal statute then in force) the deletion of the reference to such Holder in any amendment or supplement to the Registration Statement filed or prepared subsequent to the time that such reference ceases to be required.

                  (d) Each Holder agrees by its acquisition of such Registrable Securities that it will (i) not sell any Registrable Securities under the Registration Statement until it has received copies of the Prospectus as then amended or supplemented as contemplated in Section 2(a)(vii), and notice from Xpedior that such Registration Statement and any post-effective amendments thereto have become effective as contemplated by Section 2(a)(iii), and (ii) comply with the prospectus delivery requirements of the Securities Act as applicable to such Holder in connection with sales of Registrable Securities pursuant to the Registration Statement.

                  (e) Each Holder agrees by its acquisition of such Registrable Securities that, upon receipt of written notice from Xpedior of the occurrence of any event of the kind described in Section 2(a)(iii)(B) through (E), such Holder shall forthwith discontinue disposition of such Registrable Securities under the Registration Statement until such Holder (i) has received the copies of the supplemented Prospectus and amended Registration Statement contemplated by Section 2(a)(x), or (ii) has been advised in writing by Xpedior that the use of the applicable Prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement.

                  (f) If (i) there is material non-public information regarding Xpedior which Xpedior's senior management or Board of Directors reasonably determines not to be in Xpedior's best interest to disclose, and which Xpedior is not otherwise required to disclose, or (ii) there is a significant business opportunity or event (including, but not limited to, the acquisition or disposition of assets or any merger, consolidation, tender offer, joint venture, strategic alliance or other similar transaction) available to Xpedior which Xpedior's senior management or Board of Directors reasonably determines not to be in Xpedior's best interest to disclose, then Xpedior may postpone or suspend for any individual period of less than 30 days and aggregate periods not to exceed 90 days in any calendar year filing of a Registration Statement, Prospectus, prospectus supplement or any report, form or statement incorporated by reference or to be incorporated by reference into any of the foregoing, or any amendment to any of the foregoing, and suspension of offers and sales pursuant to the foregoing, and, upon delivery of written notice from Xpedior of any such postponement or suspension, Holders shall cease and be prohibited from making any offers or sales of Registrable Securities pursuant thereto. The Holders shall keep confidential and not use for any purpose such written notice and the contents thereof, and any related information, unless and until such information has been disclosed publicly by Xpedior, except as required by law (other than in order to permit offers and sales of securities of Xpedior by a Holder during such time period) or otherwise agreed to in writing by Xpedior.

         3. Registration Expenses.

                  (a) All fees and expenses incident to the performance of or compliance with this Agreement by Xpedior shall, except as and to the extent specified in Section 3(b), be borne by Xpedior whether or not pursuant to an Underwritten Offering, whether or not the Registration Statement is filed or becomes effective and whether or not any Registrable Securities are sold pursuant to the Registration Statement. The fees and expenses referred to in the foregoing sentence shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses (A) with respect to filings required to be made with the Nasdaq National Market and each other securities exchange, quotation system, market or over-the-counter bulletin board, if any, on which shares of Common Stock are required hereunder to be listed or quoted, and (B) in compliance with state securities or "Blue Sky" laws (including, without limitation, reasonable fees and disbursements of counsel for the Holders in connection with Blue Sky qualifications of the Registrable Securities, or exemptions from such qualification, and determination of the eligibility of the Registrable Securities for investment under the laws of such jurisdictions as the managing underwriter, if any, or the Holders of a majority in interest of the Registrable Securities may reasonably designate)), (ii) printing expenses (including, without limitation, expenses of printing certificates for the Registrable Securities and of printing Prospectuses, if the printing of Prospectuses is requested by the managing underwriter, if any, or by the Holders of a majority in interest of the Registrable Securities, included in the Registration Statement), (iii) reasonable messenger, telephone, facsimile and delivery expenses, (iv) reasonable fees and disbursements of counsel for Xpedior and one firm of Special Counsel for the Holders, (v) Securities Act liability insurance, if Xpedior so desires such insurance, and (vi) fees and expenses of all other Persons retained by Xpedior in connection with the consummation of the transactions contemplated by this Agreement. In addition, Xpedior shall be responsible for all of its internal expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit, and the fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange as required hereunder.

                  (b) If the Holders request an Underwritten Offering pursuant to the terms hereof, Xpedior shall be responsible for all costs, fees and expenses incurred in connection therewith, except for the fees and disbursements of the Underwriters (including any underwriting commissions and discounts) and their legal counsel and accountants.

         4. Indemnification.

                  (a) Indemnification by Xpedior. Xpedior shall, notwithstanding any termination of this Agreement, indemnify and hold harmless each Holder, the officers, directors, agents (including its Special Counsel and any underwriters retained by such Holder in connection with the offer and sale of Registrable Securities), brokers (including brokers who offer and sell Registrable Securities as principals as a result of a pledge or any failure to perform under a margin call of Common Stock), investment advisors and employees of each of them, each Person who controls any such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, agents and employees of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable costs of preparation and reasonable attorneys' fees) and expenses (collectively, "Losses"), as incurred, arising out of or relating to any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any Prospectus or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent, but only to the extent, that (i) such untrue statements or omissions are based solely upon information regarding such Holder furnished in writing to Xpedior by such Holder expressly for use therein, or to the extent that such information relates to such Holder or such Holder's proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such Holder for use in the Registration Statement, such Prospectus or such form of prospectus, or in any amendment or supplement thereto (including, without limitation, any information incorporated therein pursuant to Section 2(a)(v)), or (ii) such Losses arise directly from the failure of a Holder to comply with the prospectus delivery requirements applicable to it (provided that Xpedior has timely prepared all necessary prospectus supplements or amendments and provided them to the Holders or their representatives in accordance with the terms of this Agreement and otherwise done all things required of it in this Agreement so as not to adversely affect the ability of any Holder to timely comply with such Holder's delivery requirements). Xpedior shall notify the Holders promptly of the institution, threat or assertion of any Proceeding of which Xpedior is aware in connection with the transactions contemplated by this Agreement.

                  (b) Indemnification by Holders. Each Holder shall, severally and not jointly, indemnify and hold harmless Xpedior, the directors, officers, agents and employees of Xpedior, each Person who controls Xpedior (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling Persons, to the fullest extent permitted by applicable law, from and against all Losses arising (i) solely out of or based solely upon any untrue statement of a material fact contained in the Registration Statement, any Prospectus, or any form of prospectus, or arising solely out of or based solely upon any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, to the extent, but only to the extent, that such untrue statement or omission is contained in any information furnished in writing by such Holder to Xpedior expressly for use therein or to the extent that such information relates to such Holder or such Holder's proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such Holder for use in the Registration Statement, such Prospectus or such form of prospectus, or (ii) directly from the failure of a Holder to comply with the prospectus delivery requirements applicable to it (provided that Xpedior has timely prepared all necessary prospectus supplements or amendments and provided them to the Holders or their representatives in accordance with the terms of this Agreement and otherwise done all things required of it in this Agreement so as not to adversely affect the ability of any Holder to timely comply with such Holder's delivery requirements); provided, however, that in no event shall the liability of any selling Holder hereunder be greater in amount than the dollar amount of the net proceeds received by such Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation.

                  (c) Conduct of Indemnification Proceedings.

                           (i) If any Proceeding shall be brought or asserted
against any Person entitled to indemnity hereunder (an "Indemnified Party"), such Indemnified Party shall promptly so notify the Person from whom indemnity is sought (the "Indemnifying Party") in writing, and the Indemnifying Party shall assume in the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses reasonably incurred in connection with the defense thereof; provided, however, that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that such failure shall have proximately and materially adversely prejudiced the Indemnifying Party.

                           (ii) An Indemnified Party shall have the right to
employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or Parties unless (A) the Indemnifying Party has agreed in writing to pay such fees and expenses, (B) the Indemnifying Party shall have failed promptly to assume the defense of such Proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such Proceeding, or (C) the named parties to any such Proceeding (including any impleaded parties) include both the Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised by counsel that a conflict of interest is likely to exist if the same counsel were to represent the Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and such counsel shall be at the expense of the Indemnifying Party); provided, however, that if more than one Indemnified Party is seeking indemnification with respect to the same Proceeding, the Indemnifying Party shall not be required to pay for more than one separate counsel for all such Indemnified Parties as a group. The Indemnifying Party shall not be liable for any settlement of any such Proceeding effected without its written consent, which consent shall not be unreasonably withheld, conditioned or delayed. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, delayed or conditioned, effect any settlement of any pending Proceeding in respect of which any Indemnified Party is a party.

                           (iii) All fees and expenses of the Indemnified Party
(including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section 4) shall be paid to the Indemnified Party, as incurred, within 20 Trading Days of written notice thereof to the Indemnifying Party (regardless of whether it is ultimately determined that an Indemnified Party is not entitled to indemnification hereunder; provided, however, that the Indemnifying Party may require such Indemnified Party to undertake to reimburse all such fees and expenses to the extent it is finally judicially determined that such Indemnified Party is not entitled to indemnification hereunder).

                  (d) Contribution.

                           (i) If a claim for indemnification under Section 4(a)
or (b) is unavailable to an Indemnified Party because of a failure or refusal of a court, arbitrator or governmental authority to enforce such indemnification in accordance with its terms (by reason of public policy or otherwise), then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and the Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in Section 4(c), any reasonable attorneys' or other reasonable fees or expenses incurred by such party in connection with any Proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section 4 was available to such party in accordance with its terms.

                           (ii) The parties hereto agree that it would not be
just and equitable if contribution pursuant to this Section 4(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in Section 4(d)(i). Notwithstanding the provisions of this Section 4(d), no Holder shall be required to contribute, in the aggregate, any amount in excess of the amount of net proceeds actually received by such Holder, and no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

                           (iii) The indemnity and contribution agreements
contained in this Section 4 are in addition to any liability that the Indemnifying Parties may otherwise have to the Indemnified Parties.

         5. General Provisions.

                  (a) Granting of Other Rights Agreements. Xpedior shall not grant any registration rights in respect of any shares of capital stock or other securities of Xpedior unless such rights are on the same or less favorable terms than those that are granted to the Holders under this Agreement; provided, however, that the Holders hereby consent and agree that Xpedior may grant in other agreements to other holders of securities of Xpedior registration rights which rank ratably with the registration rights granted hereunder to the Holders.

                  (b) Piggy-Back Registrations. If, at any time when there is not an effective Registration Statement pursuant to this Agreement pertaining to all of the Registrable Securities, Xpedior shall determine to prepare and file with the SEC a registration statement relating to an offering for its own account for cash or the account of others under the Securities Act of any of its common stock, other than on Form S-4 or Form S-8 relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with any stock option or other employee benefit plan, Xpedior shall send to each Holder of Registrable Securities written notice of such determination and, if within 20 days after receipt of such notice, any such Holder shall so request in writing, Xpedior shall include in such registration statement all or any part of the Registrable Securities such Holder requests to be registered; provided, however, that Xpedior shall not be required to register any shares of Registrable Securities pursuant to this paragraph that are eligible for sale pursuant to Rule 144(k) under the Securities Act. If the total amount of securities, including Registrable Securities, to be included in such registration statement exceeds the amount of securities that the managing underwriter (or, if the offering is not being underwritten, Xpedior's Board of Directors) determines, in its written opinion, in good faith is compatible with the success of the offering, then the number of shares that may be included in the registration statement shall be allocated as follows: first, to Xpedior (or, if the offering is being made for the account of Persons other than Xpedior and not in violation of any rights of the Holders pursuant to this Agreement, to such Persons), second, to the Holders on a pro rata basis based on the total number of Registrable Securities held by such Holders, and third, to any other Persons participating in such offering on a pro rata basis. No such reduction shall reduce the amount of Registrable Securities of the selling Holders included in the registration below 15% of the total amount of securities included in such registration, unless such Holders are afforded, at any time more than 120 days after the effective date of such registration, the right to an additional demand shelf registration pursuant to Section 1 hereof. In no event shall any shares of any other selling stockholder be included in any registration of securities for the account of Xpedior that would reduce the number of Registrable Securities that may be included in such registration by the Holders. As a condition to participation in any such underwritten offering, each Holder shall enter into such underwriting, lock-up and other agreements, and execute such other instruments, as is customary in an underwritten offering. As a condition to participation in any such non-underwritten offering, each Holder shall cooperate to provide such information necessary for the preparation of the Registration Statement as is customary in a non-underwritten offering.

                  (c) Notices. All notices or other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy (with confirmation of receipt), or by registered or certified mail, postage prepaid, return receipt requested, addressed in accordance with Section 6.2 of the Purchase Agreement.

                  (d) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties further agree that each party shall be entitled to an injunction or restraining order to prevent breaches of this Agreement, and to enforce specifically the terms and provisions hereof and thereof in any court of the United States or any state having jurisdiction, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

                  (e) Assignment; Parties in Interest. The rights of each Holder hereunder, including the right to have Xpedior register for resale Registrable Securities in accordance with the terms of this Agreement, shall be automatically assignable by the Holder, to any permitted assignee or transferee of all or a portion of the Registrable Securities if (i) the Holder agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to Xpedior within a reasonable time after such assignment, (ii) Xpedior is, within a reasonable time after such transfer or assignment, furnished with written notice of (A) the name and address of such transferee or assignee, and (B) the securities with respect to which such registration rights are being transferred or assigned, (iii) following such transfer or assignment the further disposition of such securities by the transferee or assignees is restricted under the Securities Act and applicable state securities laws, and (iv) at or before the time Xpedior receives the written notice contemplated by clause (ii) of this Section 5(e), the transferee or assignee agrees in writing with Xpedior to be bound by all of the provisions of this Agreement. The rights to assignment shall apply to the Holder and to subsequent permitted successors and assigns. Subject to the foregoing, this Agreement shall be binding upon and inure solely to the benefit of each party hereto and the Indemnified Parties, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, including any third party beneficiary rights.

                  (f) Governing Law. This Agreement shall be governed in all respects by the laws of the State of Delaware (without giving effect to the provisions thereof relating to conflicts of law). The nonexclusive venue for the adjudication of any dispute or proceeding arising out of this Agreement or the performance hereof shall be the courts located in Newcastle County, Delaware, and the parties hereto and their Affiliates each consents to and hereby submits to the jurisdiction of any court located in Newcastle County, Delaware or any Federal courts located in Delaware.

                  (g) Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

                  (h) Certain Definitions. As used in this Agreement:

                  "Affiliate", as applied to any Person, means any other Person directly or indirectly controlling, controlled by, or under common control with, that Person; for purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

                  "Agreement" has the meaning set forth in the preamble to this Agreement.

                  "Common Stock" means Xpedior's common stock, par value $.01 per share.

                  "Demand Notice" has the meaning set forth in Section 1(a).

                  "Effectiveness Date" has the meaning set forth in Section
1(a).

                  "Effectiveness Period" has the meaning set forth in Section 1(a).

                  "Exchange Act" means the Securities Exchange Act of 1934, as amended.

                  "Filing Date" has the meaning set forth in Section 1(a).

                  "Holder" or "Holders" means any record holder of Series A Preferred Stock or of Common Stock issued in payment of dividends upon, or upon conversion of, Series A Preferred Stock who is a party to this Agreement or is otherwise entitled to the benefits of this Agreement. When this Agreement specifies a percentage, number or proportion of the Registrable Securities required to take some action, each Holder of Series A Preferred Stock, as such, shall be deemed to be a Holder of the number of shares of Common Stock into which such Series A Preferred Stock is convertible.

                  "Indemnified Party" has the meaning set forth in Section 4(c).

                  "Indemnifying Party" has the meaning set forth in Section
4(c).

                  "Losses" has the meaning set forth in Section 4(a).

                  "Original Issue Date" has the meaning set forth in Xpedior's Certificate of Designations to be filed with the Delaware Secretary of State with respect to the Series A Preferred Stock.

                  "Person" shall include individuals, corporations, partnerships, limited liability companies, trusts, other entities and groups (which term shall include a "group" as such term is defined in Section 13(d)(3) of the Exchange Act).

                  "Proceeding" means any action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

                  "Prospectus" means the prospectus or prospectuses included in the Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by the Registration Statement, and all other amendments and supplements to the Prospectus (including pre- and post-effective amendments), all exhibits thereto and all material incorporated by reference or deemed to be incorporated by reference into such prospectus.

                  "PSINet" has the meaning set forth in the preamble to this Agreement.

                  "Purchase Agreement" has the meaning set forth in the recitals to this Agreement.

                  "Registrable Securities" at any time means (i) the shares of Common Stock issued in payment of dividends upon, or upon conversion of, Series A Preferred Stock, provided such shares are held by a Holder, and (ii) the shares of Common Stock that are issuable at that time in payment of declared but unpaid dividends upon, or upon conversion of, Series A Preferred Stock by a Holder thereof (regardless of whether a conversion notice has been given).

                  "Registration Statement" means the registration statement or statements contemplated by Section 1(a), including (in each case) the Prospectus, amendments and supplements to such registration statement or statements or Prospectus (including pre- and post-effective amendments), all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference into such registration statement or statements.

                  "Requesting Holder" or "Requesting Holders" has the meaning set forth in Section 2(a)(xii).

                  "SEC" means the Securities and Exchange Commission.

                  "Securities Act" means the Securities Act of 1933, as amended.

                  "Series A Preferred Stock" means Xpedior's Series A 8 1/2% Cumulative Convertible Preferred Stock, par value $.01 per share.

                  "Special Counsel" has the meaning set forth in Section 2(a).

                  "Subsidiary" or "Subsidiaries" means, with respect to PSINet, Xpedior or any other Person, any corporation, partnership, joint venture or other legal entity of which PSINet, Xpedior or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, stock or other equity interests the holders of which are generally entitled to more than 50% of the vote for the election of the board of directors or other governing body of such corporation or other legal entity.

                  "Trading Day" means (i) a day on which the Common Stock is traded on the Nasdaq National Market or other national securities exchange or quotation system on which the Common Stock is then listed or quoted, (ii) if the Common Stock is not listed or quoted on the Nasdaq National Market or any other national securities exchange or quotation system, a day on which the Common Stock is traded in the over-the-counter market, as reported by the OTC Bulletin Board, or (iii) if the Common Stock is not quoted on the OTC Bulletin Board, a day on which the Common Stock is quoted in the over-the-counter market as reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding to its functions of reporting prices).

                  "Underwritten Offering" means an offering in which Registrable Securities are sold to one or more underwriters for resale to the public pursuant to an effective Registration Statement, provided that the managing underwriter executes and delivers to Xpedior a confidentiality agreement in form and substance reasonably satisfactory to Xpedior.

                  "Xpedior" has the meaning set forth in the preamble to this Agreement.

                  (i) Counterparts. This Agreement may be executed in two or more counterparts which together shall constitute a single agreement.

                  (j) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economics or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to either party. Upon determination that any term or other provision hereof is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

                  (k) Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the same shall be in writing and signed by Xpedior and the Holders of at least two-thirds in interest of the then outstanding Registrable Securities; provided, however, that, for the purposes of this sentence, Registrable Securities that are owned, directly or indirectly, by Xpedior or a controlled Affiliate of Xpedior shall not be deemed to be outstanding. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of certain Holders, and that does not directly or indirectly affect the rights of other Holders, may be given by Holders of at least a majority in interest of the Registrable Securities to which such waiver or consent relates; provided, however, that the provisions of this sentence may not be amended, modified, or supplemented except in accordance with the provisions of the immediately preceding sentence.

                  (l) Shares Held by Xpedior and its Affiliates. Whenever the consent or approval of Holders of a specified percentage of Registrable Securities is required hereunder, Registrable Securities held by Xpedior or its controlled Affiliates shall not be counted in determining whether such consent or approval was given by the Holders of such required percentage.

                  (m) Rules of Construction.

                           (i) References in this Agreement to any gender shall
include references to all genders. Unless the context otherwise requires, references in the singular include references in the plural and vice versa. References to a party to this Agreement or to other agreements described herein means those Persons executing such agreements.

                           (ii) The words "include", "including" and "includes"
shall each be deemed to be followed by the phrase "without limitation" or the phrase "but not limited to" in all places where such words appear in this Agreement. The word "or" shall be deemed to be inclusive.

                           (iii) This Agreement is the joint drafting product of
PSINet and Xpedior, and each provision has been subject to negotiation and agreement and shall not be construed for or against either party as drafter thereof.

                  IN WITNESS WHEREOF, PSINet and Xpedior have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

                                 PSINET INC.

                                 By:/s/Harold S. Wills
                                    ---------------------------------------
                                    Name:  Harold S. Wills
                                    Title: President and Chief Operating Officer


                                 XPEDIOR INCORPORATED


                                 By:/s/David N. Campbell
                                    ---------------------------------------
                                    Name:  David N. Campbell
                                    Title: President and Chief Executive Officer

                                                                       Exhibit 6




                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the Schedule 13D under the Securities and Exchange Act of 1934, as amended, relating to shares of the common stock, par value $0.01 per share, of Xpedior Incorporated to which this Agreement is an Exhibit and which is to be filed with the Securities and Exchange Commission is filed on behalf of each of the undersigned.

         This Agreement may be executed in several counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.

DATED:  as of June 23, 2000

                                       PSINet INC.

                                       By:/s/Kathleen B. Horne
                                          --------------------------------------
                                          Kathleen B. Horne
                                          Senior Vice President, General Counsel
                                          and Corporate Secretary



                                       PSINet CONSULTING SOLUTIONS, INC.

                                       By:./s/Margaret G. Reed
                                          --------------------------------------
                                          Margaret G. Reed
                                          Senior Vice President, General Counsel
                                          and Corporate Secretary